Exhibit 99.2

A growth business with strong momentum

Annual Review and Summary Financial Statement 2005

Prudential plc is an international retail financial services group that aims to help people secure and enhance their own and their dependants’ financial well-being by providing savings, protection and other products and services suited to their needs.

We have strong franchises in three of the largest and most attractive markets in the world, where rising wealth and changing demographics are fuelling demand for life insurance and other long-term savings and protection products.

Our strategy is to build successful and increasingly profitable businesses in each of these markets, and thereby maximise returns to our shareholders over time.

Contents
1	Group financial highlights
2	Chairman’s statement
4	Group Chief Executive’s review
8	Prudential at a glance
10	Strategic overview
14	Business review
16	Financial review
24	Corporate responsibility review
26	Board of directors
28	Summary corporate governance report
31	Summary remuneration report
34	Summary directors’ report
35	Independent auditors’ statements
36	European Embedded Value (EEV) basis – summary results
37	European Embedded Value (EEV) basis – movement in shareholders’ capital and reserves and balance sheet
38	European Embedded Value (EEV) basis – operating profit from continuing operations based on longer-term investment returns
39	Insurance and investment products – new business
41	IFRS basis – summary results
42	IFRS basis – statement of changes in equity
44	IFRS basis – consolidated balance sheet
46	Supplementary IFRS basis results – operating profit from continuing operations
47	Basis of financial reporting
48	Shareholder information
How to contact us

This summary financial statement is only a summary of the information contained in the Group’s 2005 full Annual Report and does not contain sufficient information to allow as full an understanding of the results of the Group and state of affairs of the Company or of the Group as is provided by the Group’s 2005 full Annual Report. Any shareholder or debenture holder has the right to obtain, free of charge, a copy of the Group’s 2005 full Annual Report and/or future Annual Reports by contacting Lloyds TSB Registrars or the Company Secretary in writing. Copies can also be obtained via the Company’s website at www.prudential.co.uk

Group financial highlights

Results summary European Embedded Value (EEV) basis results*	2005		2004
	£m		£m
UK insurance operations	426		486
M&G	163		136
Egg	44		61
UK operations	633		683
US operations	755		368
Asian operations	568		464
Other income and expenditure	(244)		(241)
Operating profit from continuing operations based on longer-term investment returns	1,712		1,274
Goodwill impairment charge	(120)		—
Short-term fluctuations in investment returns	1,001		570
Shareholders’ share of actuarial and other gains and losses of defined benefit pension schemes	(47)		(12)
Effect of changes in economic assumptions and time value of cost of options and guarantees	(302)		(48)
Profit from continuing operations before tax	2,244		1,784

Operating earnings per share from continuing operations after related tax and minority interests*	56.6	p	43.2	p
Basic earnings per share	66.9	p	53.7	p
Shareholders’ funds, excluding minority interests	£10.3	bn	£8.6	bn

International Financial Reporting Standards (IFRS) basis results**

Statutory IFRS basis results	2005		2004
Profit after tax attributable to equity holders of the Company	748	m	£517	m
Basic earnings per share	31.6	p	24.4	p
Shareholders’ funds, excluding minority interests	£5.2	bn	£4.5	bn

	Based on		Based on
	statutory IFRS		pro forma
	basis results		IFRS results
Supplementary IFRS basis information	2005		2004
Operating profit from continuing operations based on longer-term investment returns	£957	m	£699	m
Profit after tax attributable to equity holders of the Company	£748	m	£602	m
Operating earnings per share from continuing operations after related tax and minority interests**	32.2	p	22.7	p
Basic earnings per share	31.6	p	28.4	p
Shareholders’ funds, excluding minority interests	£5.2b	n	£4.7	bn

	2005		2004
Dividends per share declared and paid in reporting period	15.95	p	15.48	p
Dividends per share relating to reporting period	16.32	p	15.84	p
Funds under management	£234	bn	£197	bn

* EEV basis results

The EEV basis results have been prepared in accordance with the EEV principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance on EEV disclosures published in October 2005. Previously the Group has reported embedded value based supplementary information on the achieved profits basis.

Operating earnings per share is calculated using operating profit from continuing operations based on longer-term investment returns after related tax and minority interests. This profit excludes goodwill impairment charges, the post-tax effects of short-term fluctuations in investment returns, the shareholders’ share of actuarial and other gains and losses of defined benefit pension schemes, the effect of changes in economic assumptions, and changes in the time value of cost of options and guarantees. The amounts for these items are included in the calculation of EEV basis basic earnings per share.

** IFRS basis results

The basis of preparation reflects the formal adoption of IFRS basis reporting for the 2005 results. This basis of reporting was anticipated in the Company’s interim reporting in July 2005 and, on all substantive matters, the basis of measurement and presentation of IFRS basis results included in this Annual Review is the same as applied at that time.

References to ‘statutory IFRS basis’ results throughout this Annual Review reflect results contained in the statutory basis financial statements for 2005. These statements incorporate changes from the basis of preparation for the 2004 financial statements that were included in determining the interim 2005 results. These changes reflect:

(i) Measurement changes arising from policies the Group has applied on the adoption of all IFRS standards, other than IAS 32, ‘Financial Instruments: Disclosure and Presentation’, IAS 39, ‘Financial Instruments: Recognition and Measurement’ and IFRS 4, ‘Insurance Contracts’, from 1 January 2004. The 2005 results include the effect of adoption of those three standards from 1 January 2005.

(ii) Changes to the format of the results and other presentational changes that the Group has applied in its 2005 financial statements in so far as they affect the summary results included in this Annual Review.

(iii) A discretionary change of policy for the basis of determining longer-term investment returns included in operating profit based on longer-term investment returns.

The pro forma IFRS basis results included in this Annual Review are included as supplementary information and are not results that form part of the Group’s financial statements. The pro forma IFRS results reflect the application of the statutory IFRS changes noted above and the estimated effect on the Group’s results for 2004 if IAS 32, IAS 39 and IFRS 4 had been applied from 1 January 2004 to the Group’s insurance operations.

Operating earnings per share is calculated using operating profit from continuing operations based on longer-term investment returns after related tax and minority interests. This profit excludes goodwill impairment charges, the post-tax effects of short-term fluctuations in investment returns, and the shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes. The amounts for these items are included in the calculation of IFRS basis basic earnings per share.

Chairman’s statement

2005 was a good year for Prudential’s businesses around the world

       Sir David Clementi

2005 was a good year for Prudential’s businesses around the world. Each of our operations made strong progress, and finished the year well positioned to take advantage of the opportunities for profitable growth in 2006 and beyond.

At a Group level, total insurance sales for the year to 31 December 2005 rose 15 per cent to £2,146 million; operating profit on a European Embedded Value (EEV) basis increased 33 per cent to £1,712 million; operating profit under the International Financial Reporting Standards (IFRS) basis increased 36 per cent to £957 million. The full year dividend per share has increased three per cent to 16.32 pence per share.

During the year, we welcomed Mark Tucker back to Prudential, as Group Chief Executive. Mark previously worked in most of the Group’s businesses over nearly 20 years, and this broad knowledge, combined with his drive and energy, have brought greater clarity and confidence about the Group’s longer-term plans and capital management programme, enabling us to map out the steps that we need to take to deliver long-term value to shareholders.

In the UK, where we are already a leading life and pensions company, we plan to extract significantly more value from the market as a whole by taking a more collaborative approach between our individual businesses. The decision to return Egg to full ownership within the Group has been an important step towards this, and gives us a strong base from which to pursue our ambition to build a broader retail financial services presence.

In the United States, we see enormous potential to capitalise on the emerging needs of the ‘baby boomer’ generation which is starting to move into retirement, using our market-leading position in variable annuities, and our strengths in IT, product innovation and relationship-based distribution.

In Asia, the drivers of growth are as compelling as ever, and we expect to continue to expand aggressively in the region over the coming years, while still attaining our goal to go cash positive during 2006.

Turning to our asset management businesses, we see these as significant and increasing contributors to the overall Group. Not only do they underpin the performance of our traditional insurance products, they also provide an attractive enhancement to our range of products enabling us to accommodate the needs of the vast bulk of retail investors. Just as importantly, asset management provides a powerful source of non-capital-intensive profits for the Group.

Across the Group, we continue to share knowledge and skills, and are increasingly looking at resources such as IT on a global basis. We see considerable scope for further collaboration of this kind in future.

An integral part of our strategy is to ensure we build trusting, long-term relationships with consumers and, as part of this, we continue to support the communities in which we operate through a range of financial education initiatives. Details of our programme are given in the Corporate Responsibility section of this Report.

During the year, we made a number of Board changes. In addition to Mark Tucker’s appointment as Group Chief Executive in May, we also appointed Nick Prettejohn as Chief Executive of Prudential UK, effective from January this year, following the departure of Mark Wood in October. Keki Dadiseth was appointed as a non-executive director in April last year. He brings to the Board considerable international experience, particularly of Asian markets.

We announced in April of this year that Lord Turnbull would join our Board following the Annual General Meeting in May. He was the Secretary of the Cabinet and Head of the Home Civil Service from 2002 to 2005, prior to which he was Permanent Secretary at HM Treasury. Following the Annual General Meeting, Rob Rowley will step down from the Board and I would like to thank him for his significant contribution since he joined in 1999.

The Group’s Restricted Share Plan ends this year. At the Annual General Meeting we will put forward new long-term incentive arrangements for executive directors, which will replace the Group Restricted Share Plan and the current business unit incentive schemes. Recruiting and retaining the highest calibre executives is of course crucial to our long-term success. The new arrangements we have developed aim to be competitive within the broad international marketplace in which we operate, and we hope that shareholders will support them.

One further matter on which I must comment is the proposal we received recently from Aviva that we should combine our two businesses. Your Board did not consider that the proposal made was in the best interests of Prudential’s shareholders, and it was subsequently withdrawn by Aviva. Your Board believes we are well placed: we have the business opportunities; the management depth; and the capital strength to continue to expand profitably our operations around the world and to generate further growth in the value of your Company. As always, the experience and talents of all our staff will be critical to our success, and I would like to thank them for their continued support and commitment.

Sir David Clementi
Chairman

Group Chief Executive’s review

Compelling positions in the world’s leading financial services markets

     Mark Tucker

2005 was a successful year for Prudential.

The Group has continued to expand its insurance business strongly and our asset management businesses have also had an excellent year.

Total Group operating profit before tax, on a European Embedded Value (EEV) basis, was £1,712 million, an increase of 33 per cent. Statutory IFRS operating profit before tax was up 36 per cent at £957 million.

The continuing momentum of the Group can be seen in the growth of insurance premium income in 2005 to £13.8 billion (2004: £12.2 billion) and funds under management of £234 billion at the end of 2005 (2004: £197 billion).

New business sales in our insurance operations increased by 15 per cent to £2,146 million on an annual premium equivalent (APE) basis and each of our regional operations achieved double-digit growth. New business profits increased by 15 per cent across the Group to £867 million, and operating profit before tax on the insurance business on an EEV basis increased by 30 per cent to £1,743 million.

In our asset management businesses, external funds under management increased to £46 billion up 23 per cent.

A final dividend of 11.02 pence per share has been recommended by the Board bringing the full year dividend to 16.32 pence per share, an increase of three per cent from 2004. The full year dividend is covered 1.7 times by post-tax IFRS profit after minority interests. We intend to maintain our current dividend policy, with the level of dividend growth being determined after considering the opportunities to invest in those areas of our business offering attractive growth prospects, our financial flexibility and the development of our statutory profits over the medium to long term.

Shareholders’ funds, on an EEV basis, grew strongly to £10.3 billion at the end of 2005 (2004: £8.6 billion) and the Group’s return on embedded value was 15.7 per cent (2004: 13.4 per cent) at reported exchange rates.

In May 2005, I set up a team of senior executives with a brief to identify the ambitions and business strategies best suited to maximise sustainable growth in value for the Group’s shareholders over the longer term.

The key conclusions of the review were that:

•  Demographic trends and the increasing concentration of wealth in the hands of those approaching retirement or already retired presents a major opportunity to establish the Group as a leading provider of ‘financial services for retirement’ by playing to our strengths and areas of competitive advantage;

•  the Group is well positioned in markets that offer highly attractive opportunities for strong organic growth over the next 10 years;

•  to exploit these opportunities fully we need to broaden our customer proposition and product range to align them more closely with anticipated retail financial sector profit pools;

•  in addition, we must complement our strong and important intermediary links by expanding the proportion of revenue derived from direct customers; and ensure that we build deep life-cycle relationships with our customers;

•  we should also develop the global reach and profile of our excellent asset management businesses.

Consistent with this strategy, and to support closer workings between our UK insurance business and Egg, we announced the terms of an Offer to acquire the 21.7 per cent of shares in Egg that the Group did not already own.

Each of our businesses has operational autonomy within its market and this is critical to our success, since it is the key to our ability to tailor products and services to meet local market needs. However, the review also concluded that there are material synergies that can be achieved through closer working across the Group, consistent with our decentralised approach; and work is underway to identify and capture these, for example by establishing a single global IT infrastructure and support unit with expected cost savings of £20-£25 million per annum.

Finally, the review concluded we must continue to enhance the effectiveness of our capital management processes, to ensure that investment and capital allocation decisions are focused on those areas of activity that will generate the best returns to shareholders.

Prudential is developing compelling positions in the world’s leading retail financial services markets. I am confident of the outlook for the Group and we aim to deliver significant profitable growth.

UK insurance and retail banking operations

The Prudential-branded UK insurance business continued to develop its shareholder-backed business successfully and increased APE sales by 10 per cent in the year, to £900 million. The internal rate of return on new business written in the year was 14 per cent, meeting the target set for 2007 two years early.

We continued in 2005 to increase the scale of our annuity business and at the same time reduce the average duration of the total book.

We have also continued to develop our product range in 2005. In October we entered the lifetime mortgage market, a market that is set to grow rapidly to an estimated £7 billion by 2008. Our innovative product has been designed with the customer, adviser and regulator in mind and initial customer interest has been encouraging. We have also made good progress in unit-linked and off-shore bond sales which grew 31 per cent and 15 per cent respectively in the year.

The A-Day proposals offer the opportunity to attract new business as customers increase contributions and consolidate their pension arrangements. We have already launched a new Flexible Retirement Plan and we will undertake a review of our overall individual pensions offering during 2006. In addition, we have established a unit to communicate directly with our existing pension customers.

The UK insurance business has a balanced distribution model with strong positions across all major segments – IFA and multi-tie intermediaries, direct marketing and telesales, employee benefit consultants and a well developed single-tie Partnership channel. We continued to make good progress in diversifying distribution,

Group Chief Executive’s review continued

reaching agreements with a range of providers including Barclays, National Australia Bank, St. James’s Place and with Royal London to provide pension annuities for vesting Scottish Life policies.

In addition, we continued to be successful in gaining access to multi-ties in the year. Prudential is in a strong position to benefit as the IFA market changes over the next 18-24 months and recently achieved a ‘5 star’ IFA service rating for its investment products and ‘4 star’ rating overall, demonstrating strong progress in this important area.

In retail banking, Egg’s UK operations delivered an underlying profit of £60 million (2004: £72 million). Egg was successful in testing market conditions improving its net interest margin against a background of falling base rates and also lowering its cost income ratio. There has been a general deterioration in consumer credit conditions, however, Egg’s experience here has been substantially better than the market average.

Following our decision to acquire the minority shareholding in Egg, we have targeted annualised cost savings of £40 million across our UK operations by 2007. During 2006, we will undertake a further review of the cost base in these operations. We also see opportunities for revenue synergies across our UK brands’ five million marketable customers.

Our central focus in the UK is to use the strong franchises that we have to improve returns. We are targeting growth but also managing for value and we will not commit capital if we do not see the individual product returns that we require emerging over a reasonable timeframe.

US insurance operations

Jackson National Life (JNL), the Group’s US operation, is a significant cash-generative business with the market positioning to continue its strong track record of profitable growth in the retirement market.

JNL continued to show strong growth in 2005, increasing new business sales by 13 per cent to £515 million APE with growth in variable annuities of 31 per cent. Both the margin and the internal rate of return on new business moved ahead strongly in the year.

During the year, JNL also successfully integrated the Life of Georgia book of business acquired in May, transferring 1.5 million policies on to its low cost flexible platform. We fully expect to beat the 12 per cent return target for the transaction.

JNL’s strength in variable annuities, its ability to bring products to market rapidly and its positioning in advice-based distribution channels means it is very well placed to take advantage of the significant retirement savings flows expected from the ‘baby boomer’ generation over the coming years.

JNL’s priorities are to continue to focus on developing their position in the variable annuity market and to expand the business through bolt-on acquisitions that meet targeted rates of return.

Asia insurance operations

Prudential has an unrivalled exposure and weighting to the high growth and high profit markets of Asia. Prudential Corporation Asia saw new business on an APE basis increase by 23 per cent to £731 million with double-digit rates of growth achieved in Korea, China, India, Singapore and Indonesia.

Profitability on new business and internal rates of return remain high and we will continue to emphasise unit-linked products, which offer higher returns and greater capital efficiency. Unit-linked products accounted for 63 per cent of sales across the region in 2005.

We are maintaining momentum in the expansion of our distribution capability. Agency distribution is the dominant channel throughout the region and 75 per cent of our sales are from this source. Our proprietary agent distribution force across the region reached 170,000 in 2005 with particularly rapid expansion in agent numbers in India and China. We will continue to increase agent numbers in these and other markets as the bedrock on which we build our market share and market leadership positions. We will also maintain a clear focus on improving the productivity of our agent force across the whole region, and this is particularly significant for growth in those countries in which we have been long established.

We see material scope to increase sales volumes through our 40 existing bank distribution relationships and we intend to enter into new partnership agreements. We shall also continue to access direct and broker channels as they develop in individual markets.

As part of our global drive to attain new levels of cost efficiency, in Asia we are developing a ‘regional hub’ basis for sharing back office servicing and call centre facilities to leverage scale advantages beyond the reach of individual business operations. In March 2005 the first regional hub, servicing the Singapore and Malaysian life insurance operations, was launched. We have plans to open an additional hub in China in the second half of 2006, where we already have a regional IT development centre.

I am pleased to report that, whilst continuing our programme of rapid expansion and profitable growth in Asia, we are also expecting the region to become cash positive in 2006, in line with our previous predictions.

Asset management

Operating profit before tax across our asset management businesses in the UK, the US and Asia increased to £195 million up 16 per cent.

M&G in the UK had an excellent year with record gross and net inflows and strong profit growth. In Asia, underlying growth in retail funds under management was 29 per cent.

These businesses, together with PPMA, our asset management business in the US, continued to support their own sales growth and add significant value to the Group’s insurance operations through their excellent investment performance.

The priorities in asset management are to continue to target growth in external funds under management by capitalising on a growth in demand for transparent investment products, access to more global products, the continuing rise of open architecture platforms and a rapidly expanding role for cross-border sales off a common platform. We will create value through superior investment performance and capitalise on international opportunities through greater collaboration.

Balance sheet and capital management

Improving capital efficiency is at the heart of the Group’s commitment to deliver sustainable increases in shareholder value and we will maintain a rigorous approach to capital allocation and deployment.

As of 15 March, we estimate that the Group’s capital surplus at the end of 2005 on a regulatory basis, as measured by the Financial Conglomerates Directive, was around £825 million, little changed from the previous year. In July, we took advantage of good market conditions in the US retail market to raise US$300 million of perpetual capital securities, which qualifies as Group regulatory capital. The primary use of the proceeds will be to refinance a non-qualifying £150 million bond that matures in 2007.

The Group is confident that it has the capital and cash resources to fund its planned organic growth.

In summary

•  The Group delivered strong results in 2005 across all its businesses;

•  we have compelling positions in the world’s leading retail financial services markets and the resources to capitalise on these;

•  in the UK, we have three excellent and profitable franchises in Prudential, Egg and M&G on which to build for the future;

•  in the US, JNL is a significant cash-generative business with the market positioning for profitable growth in the retirement market. It has competitive advantage in the sectors in which it chooses to operate; and the ability to participate in market consolidation through bolt-on acquisitions;

•  in Asia, we have an unrivalled exposure to opportunities for life insurance sales and profit growth across the region, whilst continuing our programme of rapid expansion and profit growth. We are also expecting the region to become cash positive in 2006; and

•  our asset management businesses have significant growth prospects and are providing solid cash flow generation.

There is tremendous scope to deliver increasing value for shareholders from each individual business operation, and from the Group as a whole which derives both financial advantage and resilience from the diversity of its portfolio of businesses, and the opportunities for collaboration between them.

Mark Tucker
Group Chief Executive

Prudential at a glance

Our brands	Prudential is a leading life and pensions provider in the United Kingdom.	Egg plc is an innovative financial services company, providing a range of banking and financial services products through its internet site, www.egg.com

Operations and products

Products

•  Annuities

•  Corporate pensions

•  With-profits and unit-linked bonds

•  Savings and investments

•  Protection

•  Equity release

•  Health insurance

Product distribution channels

•  Business to business (consulting actuaries and benefit advisers)

•  Partnerships (affinities and banks)

•  Independent financial advisers

•  Multi-tie panels

•  Direct to customers (telephone, internet and mail)

Customers

More than seven million

Staff

6,700

Locations

Belfast

Dublin

London

Mumbai

Reading

Stirling

•  Banking – unsecured personal loans, credit cards, mortgages and savings accounts

•  Insurance – distribution of general insurance products

Egg has over five per cent share of the UK credit card market.

Customers

Over three million.

Staff

2,200

Locations

Derby

Dudley

London

Financial highlights Comparisons are quoted at constant exchange rates	APE sales grew 10 per cent in 2005 to £900 million. IFRS operating profit increased 35 per cent to £400 million in 2005. Further information www.pru.co.uk Telephone: 0800 000 000

2005 overall group operating income was £527 million, up from £496 million in 2004.

The UK banking business made an operating profit of £60 million, compared to £72 million in 2004.

Following Prudential’s offer for the minority shareholding, Egg shares were delisted on 20 February 2006.

Further information

www.egg.com

Telephone: 020 7526 2500

Our brands	M&G is Prudential’s UK and European fund manager with £149 billion of funds under management as at 31 December 2005.	Jackson National Life (JNL) is one of the largest life insurance companies in the United States with over three million policies and contracts in force.

Prudential has life insurance operations in 12 countries and in 2005 was awarded six new life licences for cities in China, making a total of 10 operational in 2005. Prudential also has fund management operations in nine Asian countries following the addition of China and Vietnam in 2005.

Operations and products

M&G independently manages assets on behalf of a wide range of retail and institutional investors. M&G also acts as fund manager on many of the life and pensions products sold by Prudential in the UK and Europe, as well as managing Prudential’s balance sheet for profit.

Retail business

•  Open Ended Investment Companies (OEICs) and Unit Trusts (UTs)

•  Investment Trusts (ITs)

•  Individual Savings Accounts (ISAs) and Personal Equity Plans (PEPs)

M&G and Prudential branded mutual funds are distributed to retail investors in the UK, Europe and South Africa. M&G manages £14.6 billion of retail assets, invested in equities, fixed income and property.

In the UK, M&G is the fourth largest retail fund manager, with over one million unit holder accounts.

Institutional business

•  Segregated fixed interest, pooled pension funds, structured and private finance

•  Segregated and pooled global macro strategy mandates

•  Institutional customers include pension funds, insurance companies and other financial institutions

M&G manages £21.6 billion of institutional assets, invested in equities, fixed income, property and private equity.

Internal business

•  M&G manages assets on behalf of Prudential’s long-term business funds, including with-profits and unit-linked funds, annuities and corporate pension products.

M&G manages £113 billion of assets for Prudential customers, invested in equities, fixed income, property and private equity.

Staff

1,400

Locations

UK: London, Chelmsford

Europe: Germany, Austria, Italy, Spain, France

Other: Australia, South Africa

Also part of M&G

Prudential Property Investment Managers (PruPIM)

PPM Capital

PPM South Africa

JNL offers fixed, fixed index, and variable annuities, term and permanent life insurance and institutional products. Through its affiliates and subsidiaries, JNL also provides asset management and retail brokerage services.

JNL markets products in 50 states and the District of Columbia (in the State of New York through Jackson National Life Insurance Company of New York) through independent broker-dealers, independent agents, banks, regional broker-dealers and the registered investment adviser channel.

JNL’s investment portfolio manager, PPM America Inc., manages around US$71 billion of assets.

Customers

More than three million policies and contracts in force.

Staff

2,600

Location

Headquartered in Lansing, Michigan

Prudential is Europe’s leading life insurer in Asia in terms of market coverage and number of top five market positions and one of the region’s largest foreign owned fund managers.

Prudential Corporation Asia provides a comprehensive range of savings, protection and investment products tailored to the needs of each local market.

It pioneered unit-linked products in Singapore, Malaysia, Indonesia, the Philippines and Taiwan.

Currently, Prudential Corporation Asia has a network of over 170,000 agents serving more than seven million customers around the region.

Major strategic partnerships

•  Bank of China International for Mandatory Provident Fund business in Hong Kong

•  CITIC Group for life and fund management business in China

•  ICICI Bank for life and mutual funds business in India

•  In addition, Prudential Corporation Asia has a number of distribution partnerships that include a number of leading banks.

Staff

9,900

Locations

China

Hong Kong

India

Indonesia

Japan

Korea

Malaysia

The Philippines

Singapore

Taiwan

Thailand

Vietnam

Financial highlights Comparisons are quoted at constant exchange rates

In 2005, operating profit grew 20 per cent to £163 million and underlying profits grew 25 per cent to £138 million.

Gross fund inflows increased by 35 per cent to £7.9 billion. Net fund inflows nearly doubled to £3.9 billion.

Further information

www.mandg.co.uk

www.mandg-investments.de

www.mandg-investments.at

www.prupim.com

www.ppmcapital.com

www.ppm-sa.com

Customer helpline: 0800 390 390

Independent financial adviser (IFA) helpline: 0800 328 3191

Record APE sales of £515 million were up 13 per cent on prior year. New business profit margin (% of APE) of 41 per cent up from 32 per cent in the prior year.

EEV operating profit on continuing operations of £755 million, up 104 per cent on prior year.

IFRS operating profit on continuing operations of £362 million, up 27 per cent on prior year.

Further information

www.jnl.com

Telephone: 00 1 517 381 5500

Sales on an APE basis grew 23 per cent.

Represents 48 per cent of total Group new business profit.

Third party funds under management of £10.1 billion, up 29 per cent over 2004 on comparable basis.

IFRS operating profit of £157 million, up 67 per cent on 2004.

Further information

www.prudentialcorporation-asia.com

Telephone: 00 852 2918 6300

Strategic overview

Momentum

2005 was a good year for the Group, with strong progress made on all key performance measures, including a 33 per cent rise in total Group operating profits before tax (European Embedded Value basis).

The momentum we have built can be seen clearly in the growth of both our insurance and asset management businesses around the world, and we now hold powerful positions in the leading retail financial services markets of the US, the UK and Asia.

As we look ahead, we feel confident that we have the skills and the resources we need to deliver increased value for our shareholders, by capitalising on the many opportunities for profitable growth in each market over the coming years.

Growth

During the year, we increased new business sales in our insurance operations by 15 per cent, with each region delivering double-digit growth. On the asset management side, we saw external funds under management grow by 26 per cent at M&G and 13 per cent in Asia.

The markets in which we operate all offer highly attractive growth prospects for the coming years, and our strong – often market-leading – positions mean that we are well placed to capture an increasing share of profitable growth in each.

In Asia, for example, we already hold top-five positions in eight out of the 12 life markets in which we operate, and five of these delivered growth of over 25 per cent in 2005. During 2006, we will continue to build on these leadership positions by expanding our agency force, and developing further alternative distribution channels through banks and other third parties.

Across the Group, our focus will be on ensuring that we deliver both top and bottom line growth by combining strong income flows with greater operational and capital efficiency.

Value

Throughout 2005, we maintained a relentless focus on profitability and value, and also enhanced the effectiveness of our capital management processes. By this means, we ensure that we concentrate investment of resources on those areas of activity that generate the best returns for shareholders. This work will continue into 2006 and beyond.

In 2006, each of our businesses will continue to pursue profitable opportunities in its own market, but we are also looking at ways to extract further value from effective collaboration across the Group, through initiatives such as globalisation of our IT infrastructure, which began last year.

We see particular opportunities arising in the UK as our three operations, Prudential, Egg and M&G, work together to provide our combined customer base with a broader range of financial services to meet their lifetime needs. Egg customers, for instance, are already being offered PruHealth products, and further joint initiatives will be launched during 2006.

We expect collaboration between our UK businesses to produce cost savings of £40 million a year by the end of 2007.

Opportunity

Demographic trends and the increasing concentration of wealth in the hands of those approaching, or already in, retirement presents a major opportunity for us to expand beyond our traditional life and pensions base, to become a significant provider of a broader range of pre- and post-retirement retail financial services.

In the US, 77 million ‘baby boomers’ will be moving into retirement over the next 20 years, and Jackson National Life (JNL) is well positioned in terms of its product, distribution and operational capabilities, to capture a profitable share of this market. Variable annuities – in which JNL is a leading player – is one of the few products in this market which offers the guaranteed income and withdrawal options that many retirees seek. In 2005, we increased sales of this product by 31 per cent, against market growth of just 2.5 per cent. We also hold strong positions in the advice-based channels that are becoming increasingly popular with customers, including ownership of the US’ sixth largest independent broker-dealer.

In the UK, we are a leading provider of high-margin bulk annuities and individual annuities, and we expect the Government pensions reforms which come into force this April to have a positive impact on the savings market over time. Over the last year we have built up a strong position in the new multi-tie sector alongside our existing access to independent intermediaries. Collaboration between our UK insurance operations and Egg will also increase our direct access to customers and give us flexibility to provide products such as lifetime mortgages that increase income in retirement.

In Asia, we are broadening out from our traditional life insurance base to offer products specifically designed for the retirement market. In Taiwan, for example, we have introduced a new retirement-packaged regular premium unit-linked plan, which is proving popular with customers.

And, of course, whilst we capitalise on our advantaged position in the retirement services market we shall not neglect the opportunity to win new customers in younger age groups and build long-term relationships with them based on meeting their lifetime financial needs.

Prudential companies in all regions face enormous opportunities and we are confident that we are positioned for success.

Business review

In 2005 the Group delivered double-digit growth in sales and profits, with strong contributions from all regions. We achieved these results by building on our strengths in product offering and distribution and maintaining an uncompromising focus on returns and profitability.

UK insurance operations

Prudential UK met its growth and value targets in 2005 with annual premium equivalent (APE) sales of £900 million. This was driven by strong sales of bulk annuities and unit-linked bonds up 28 per cent and 31 per cent respectively.

While new business profits (NBP) increased marginally on 2004 at £243 million, the margin fell reflecting the changing product mix as we continued to expand our range of shareholder-backed products. Throughout the year, there continued to be competitive pressure on margins across a range of products which Prudential substantially resisted.

We strengthened our distribution network by signing a number of significant new partnerships and continued our track record of product innovation, with the launch in October of a new lifetime mortgage product, Prudential Property Release Plan. The plan  gives customers greater flexibility over when they draw down funds, reducing the total interest charge over the lifetime of the loan, and is attracting growing support from advisers and  customers. PruHealth saw growing sales throughout 2005, and now has more than 30,000 members.

The with-profits fund delivered a pre-tax return of 20 per cent, and over the last five years has achieved a total return of 41 per cent against six per cent for the FTSE 100 Total Return index and 12 per cent for the FTSE All Share Total Return index. We achieved this excellent performance through careful asset allocation which, in 2005, involved increasing our exposure to equities.

2006 is expected to be a year of change in the retirement savings market as the Government’s reforms are introduced in April (A-Day). Prudential believes this should have a positive impact on the savings environment.

Looking to the future, we see great opportunities to build on our  leading position in life and pensions and also to develop a broader retail financial services proposition in the UK, through closer collaboration between our three UK businesses, Prudential UK, Egg and M&G, providing a range of products to suit customers’ needs throughout their lifetimes.

Banking

Egg, our internet banking business, achieved operating profits from the core UK banking business of £60 million, down from £72 million in 2004.

This result represents a strong performance given a very challenging set of market conditions. Regulatory changes also impacted this year’s business performance. In particular, the changes to the sales processes of payment protection insurance products introduced in 2005 led to a significant reduction in income from these products across the industry.

Egg has completed the re-focus on its successful core UK banking business over the last 12 months. The exit from France was completed in the first quarter of 2005 and in October Egg completed the sale of Funds Direct, its investment wrap platform business. Egg’s cost income ratio was 43 per cent for 2005, down from 49 per cent in 2004.

The acquisition of the minority of Egg shares not held by Prudential, will enable us to capitalise on the product capabilities, customer relationships and brand strengths of Prudential, M&G and Egg more effectively than would have been possible within the current shareholding structure.

United States

Our US business, Jackson National Life (JNL), delivered record APE sales of £515 million, up 13 per cent, with retail sales up 12 per cent. Variable annuity sales were also up 31 per cent  against a market which increased by 2.5 per cent during 2005. The business achieved these results by continuing to focus on value, and improved its new business profit margin to 41 per cent, from 32 per cent in 2004.

As the US population ages and the first wave of the country’s 77 million ‘baby boomers’ approach retirement over the next year, we expect a significant increase in demand for products offering customers guaranteed income throughout retirement. Annuities will be key, and JNL is very well positioned with its Perspective II contract.

JNL should also benefit from an increased demand for professional  advice, as a result of its strong relationships with third party advisers, and its ownership of the sixth largest broker-dealer network by revenues in the US.

JNL has completed the integration of the 1.5 million Life of Georgia policies on to its own operating platform. The transaction has enabled the company to grow its life business at a higher return and faster rate than it could have done organically. JNL will consider further bolt-on acquisitions if appropriate opportunities arise.

During the year, JNL continued to generate significant levels of capital, and increased the cash it returned to the Group to US$150 million, from US$120 million in 2004.

Asia

Prudential Corporation Asia performed strongly again in 2005 with overall APE sales up 23 per cent to £731 million. The NBP margin was 56 per cent compared to 61 per cent in 2004, representing changes in the geographic mix, economic assumption changes and product mix.

Since the mid 1990s we have progressively built our Asian platform; strengthening and protecting its market-leading positions in the established markets (Singapore, Hong Kong and Malaysia), entering emerging markets (Thailand, Indonesia, Philippines, Vietnam), securing strong joint venture partners for the sizeable opportunities in India and China (ICICI and CITIC respectively) and taking positions in the large North Asian markets of Taiwan, Japan and Korea. We now have more than seven million customers in Asia, up from 1.5 million in 2000.

Prudential has focused on building proprietary distribution as the most effective method of delivering sustainable new business volumes and managing our customers; typically through growing tied agency and integrated bancassurance arrangements. We have also prioritised economic capital efficiency, profitability and customer focus in our Asian product portfolio.

During 2005, the business continued to make solid progress in a number of key areas. In China, six new cities were added.
CITIC-Prudential now has 10 cities operational and a further new provincial city, Jinan in Shandong, was added in January 2006.

Strengthening distribution continues to be a major priority. In 2005, agent numbers grew by 26 per cent to over 170,000 with geographic expansion in India and China a key driver.

Currently 75 per cent of Prudential’s new business APE comes from its tied agency distribution and whilst this will remain the  primary channel for some time, there is the potential to further  expand alternate channels, particularly banks and direct marketing.

In summary, Prudential has an excellent track record of building a profitable business in Asia and the scale of opportunity for continued growth is clear.

Asset management

M&G

M&G, our UK and European fund management business, operates in markets where it has a leading position and competitive advantage, including retail fund management, institutional fixed income, pooled life and pension funds, property and private finance. M&G also manages Prudential’s balance sheet for profit. M&G has scale in all key asset classes: it is one of the largest active managers in the UK stockmarket, one of the largest bond investors in the UK and one of the UK’s largest property investors.

The business had another excellent year, delivering operating  profit up 20 per cent to £163 million and underlying profit  (which excludes performance-related fees) up 25 per cent to  £138 million. These strong results demonstrate M&G’s diversified  business, careful cost management and success in growing new  revenue sources.

M&G enjoyed a record year for sales during 2005, with gross fund inflows increasing 35 per cent to £7.9 billion. Net fund inflows also grew significantly, almost doubling to £3.9 billion and external  funds under management, which represent a quarter of M&G’s total funds, rose by 26 per cent to £36.2 billion.

Asia

The Asian fund management business continued to expand in 2005 securing new fund management licences in China, through a joint venture with CITIC, and in Vietnam. The business now  operates in nine countries in Asia, and is a top-five foreign provider of mutual funds in all of these, with the exception of Japan.

The business has £26.2 billion of funds under management, of which £10.1 billion related to third party funds. Net inflows from third parties of £1.3 billion were driven by strong net inflows in Japan of £905 million and Korea of £926 million.

The geographic expansion of the past few years has been matched by growth in market share, with Korea, Japan, India and Malaysia being notable successes. This has resulted in a strong upward  trend in profits with underlying profits increasing from £9 million in 2001 to £28 million in 2005.

Financial review

Results highlights

The Group has delivered a good set of results for 2005, as illustrated by the double-digit growth of APE sales shown below.

As a result of improved sales in the UK, the US and Asia, the Group delivered strong new business profits (NBP) in 2005. This, together with the significant increase in contributions from the in-force insurance business and fund management operations, drove European Embedded Value (EEV) basis operating profit up 33 per cent on 2004.

On an International Financial Reporting Standards (IFRS) basis, operating profit was up 36 per cent on last year driven by the growth in profits from the long-term and fund management businesses.

Impact of currency movements

Prudential has a diverse international mix of businesses with a significant proportion of its profit generated outside the UK. In 2005, 72 per cent of NBP and 54 per cent of IFRS operating  profit was delivered from overseas operations. In preparing the Group’s consolidated accounts, results of overseas operations are converted at rates of exchange based on the average for the year, whilst shareholders’ funds are converted at year end rates of exchange.

Changes in exchange rates from year to year have an impact on the Group’s results when these are converted into pounds sterling for reporting purposes. In some cases, these exchange  rate fluctuations can mask underlying business performance.

Consequently, the Board has for a number of years reviewed the Group’s international performance on a constant exchange rates (CER) basis. This basis eliminates the impact from conversion, the effects of which do not alter the long-term value of shareholders’ interests in our non-UK businesses.

In the financial review, year-on-year comparisons of financial performance are on a CER basis, unless otherwise stated.

Sales and funds under management

Prudential delivered strong sales growth during 2005 with total new insurance sales up 13 per cent to £13.8 billion at CER. This resulted in record insurance sales of £2.1 billion on the annual  premium equivalent (APE) basis, an increase of 15 per cent on 2004. At reported exchange rates (RER), APE was up 16 per cent on 2004. The strong growth is reflected across all regions with  APE up on 2004 by 10 per cent in the UK, 13 per cent in the US and 23 per cent in Asia at CER.

Total gross investment sales for 2005 were £26.4 billion, up  six per cent on 2004 at RER. Net investment flows of £5.2 billion were up 58 per cent on last year at RER.

Total investment funds under management in 2005 increased by 24 per cent from £37.2 billion to £46.3 billion at RER, reflecting net investment flows of £5.2 billion and net market and other movements of £3.9 billion.

At 31 December 2005, total insurance and investment funds under management were £234 billion, an increase of 19 per cent up from 2004 at RER.

Basis of preparation of results

From 1 January 2005, Prudential is required to account for its long-term insurance business on an IFRS basis. In broad terms, IFRS profits for long-term business contracts reflect the aggregate of statutory transfers from with-profits funds and profits on a traditional accounting basis for other long-term business. Although the statutory transfers from with-profits funds are closely aligned with cash flow generation, the pattern of IFRS profits over time from shareholder-backed long-term businesses will generally differ from the cash flow pattern. Over the life of a contract, however, aggregate IFRS profits will be the same as aggregate cash flow.

As a signatory to the European CFO Forum’s EEV Principles, Prudential also reports supplementary results on the EEV basis for the Group’s long-term business, including asset management operations and service companies that support the long-term businesses. These results are combined with the IFRS basis results of the Group’s other businesses.

Reference to operating profit relates to profit including the expected long-term rate of return on investments, but excludes exceptional items, short-term fluctuations in investment returns and the effect of changes in economic assumptions.

International Financial Reporting Standards basis reporting

The European Union (EU) requires that all listed European groups prepare their 2005 financial statements in accordance with EU approved IFRS. The IFRS basis replaces the previous modified statutory basis (MSB) of reporting. To prepare the market for the changes the Group reported the impact of restating its 2004 results in its Economic and Financial Reporting announcement on 2 June 2005.

The announcement explained that the IFRS changes have been implemented in two stages. First, for the purposes of formal IFRS adoption from 1 January 2004, all standards other than IAS 32, ‘Financial Instruments: Disclosure and Presentation’, IAS 39, ‘Financial Instruments: Recognition and Measurement’, and IFRS 4, ‘Insurance Contracts’ have been applied.

Due to the complications for the retrospective application, particularly for the banking industry for financial instruments, the International Accounting Standards Board (IASB) allowed  adoption of these three standards from 1 January 2005. The Group has chosen to adopt this approach. However, mindful of the impact on the Group’s insurance operations, particularly  JNL, the Group has prepared supplementary pro forma results that show the effect of adopting these standards if they had been applied in 2004 for those businesses. The two areas of change  that are of particular relevance to Prudential’s results are:

•   Altered valuation bases for JNL derivatives and fixed income securities; and

•    recognition of the shareholders’ share of deficits on defined benefit pension schemes in shareholders’ equity.

In preparing its IFRS basis results the Group has chosen to continue to provide supplementary analysis of the profit before shareholder tax so as to distinguish operating results based on longer-term investment returns, actuarial gains and losses on defined benefit pension schemes, and exceptional items. The Group has also made a discretionary change of accounting policy at the same time as the adoption of IFRS standards. The change principally affects the determination of longer-term returns for JNL that are credited to operating results. Total profit before tax is unaffected by this change.

Total profit before tax now includes value movements on derivatives that JNL uses for economic hedging together with actuarial gains and losses on the Group’s defined benefit pension schemes, and is expected to be more volatile as a result. In addition, IFRS basis shareholders’ funds will be more volatile from period to period because of market value movements on fixed income securities of JNL which are classified as available-for-sale.

The adoption of IFRS does not have a significant impact on the business or the underlying financial position.

European Embedded Value basis reporting

Life insurance products are, by their nature, long-term and the profit on this business is generated over a significant number of years. Accounting under IFRS does not, in Prudential’s opinion, properly reflect the inherent value of these future profit streams.

Prudential believes that embedded value reporting provides investors with a better measure of underlying profitability of the Group’s long-term businesses and is a valuable supplement to statutory accounts.

As a signatory to the European CFO Forum’s EEV Principles, Prudential has adopted EEV methodology for its 2005 year end results. This replaces the achieved profits basis of reporting. The main impact of the change from the achieved profits basis on the results arises from the effects of changes to the assumed level of locked-in capital allocated to each business, the adoption of  product specific risk discount rates, and an explicit valuation of the time value of options and guarantees. The EEV results also include the value of future profits from fund management and  service operations that support the long-term business. In most other respects the approach that Prudential used for its achieved profits reporting already conforms to the requirements of the  EEV Principles.

On the EEV basis, the shareholders’ interest in the Group’s long-term businesses comprises:

•   The present value of future shareholder cash flows from in-force covered business (value of in-force business), less a deduction for the cost of locked-in (encumbered) capital;

•   the locked-in (encumbered) capital; and

•   shareholders’ net worth in excess of encumbered capital.

Stochastic valuations have been undertaken to determine the value of in-force business including the cost of capital. A deterministic valuation of the in-force business is also derived using consistent  assumptions, and the time value of the financial options and guarantees is derived as the difference between the two.

The Group EEV results also incorporate the effect of the discretionary change to the basis of determining longer-term investment returns included in operating profits and IFRS changes for pension scheme accounting and non-insurance operations as described below.

European Embedded Value basis operating profit

Total EEV basis operating profit based on longer-term investment returns from continuing operations were £1,712 million, up 33 per cent from 2004 at CER. At RER, the result was up 34 per cent. This result reflects a combination of strong growth in all the insurance and funds management businesses.

Prudential’s insurance business achieved significant growth, both in terms of NBP and in-force profit, resulting in a 30 per cent increase in operating profit over 2004 at CER. In 2005, the Group

EEV basis operating profit based on longer-term investment returns	2005	2004 (at CER)	Percentage change	2005	2004 (at RER)	Percentage change
	£m	£m		£m	£m
Insurance business:
UK	426	486	(12)%	426	486	(12)%
US	741	384	93%	741	382	94%
Asia	576	473	22%	576	460	25%
Development expenses	(20)	(15)	(33)%	(20)	(15)	(33)%
	1,723	1,328	30%	1,723	1,313	31%
Fund management business:
M&G	163	136	20%	163	136	20%
US broker-dealer and fund management	24	15	60%	24	15	60%
Curian	(10)	(29)	66%	(10)	(29)	66%
Asia fund management	12	20	(40)%	12	19	(37)%
	189	142	33%	189	141	34%
Banking:
Egg (UK)	44	61	(28)%	44	61	(28)%
Other income and expenditure	(244)	(243)	0%	(244)	(241)	1%
Operating profit from continuing operations based on longer-term investment returns	1,712	1,288	33%	1,712	1,274	34%

has generated record NBP from insurance business of £867 million which was 15 per cent above 2004 at CER, driven by strong sales momentum across all markets. At RER, NBP was up 17 per cent. The average Group NBP margin was 41 per cent up from 40 per cent in 2004 on an APE basis and 5.2 per cent up from 5.0 per cent on a present value of premiums basis. The in-force profit includes a £148 million charge in respect of a persistency assumption change in the UK and a credit in the US of £140 million reflecting an operating assumption change following price increases introduced on two blocks of in-force term life business announced at the half year. In aggregate, net assumption changes were negative £54 million, with net positive experience variances and other items of £79 million.

Results from fund management and banking business were £233 million, an increase of 15 per cent at CER on 2004. This was mainly driven by the significant contribution from M&G.

UK insurance operations

EEV basis operating profit based on longer-term investment returns of £426 million was down 12 per cent on 2004. 62 per cent of the profit was attributable to the with-profits fund.

Prudential UK’s NBP remained in line with 2004 at £243 million. This was driven by the 10 per cent increase in APE sales volumes which was offset by a fall in the NBP margin (from 30 per cent in 2004 to 27 per cent in 2005 on an APE basis). The movement in margin reflected the shift in product mix in 2005 as Prudential continued to expand its shareholder-backed product range, however, throughout the year, there continued to be competitive pressure on margins across a range of products which Prudential substantially resisted.

Prudential allocates shareholder capital to support new business growth across a wide range of products in the UK. The weighted average post-tax Internal Rate of Return (IRR) on the capital  allocated to new business growth in the UK in 2005 was 14 per cent achieving the 2007 target set at the time of the Rights Issue two years early. This increase was achieved by broadly maintaining  or improving individual product IRR’s during the year coupled with a favourable product mix.

UK in-force profit of £183 million was down 25 per cent on 2004. The profits arising from the unwind of discount from the in-force  book were partially offset by adverse operating assumption  changes and other experience variances.

At the half year, persistency assumptions were strengthened across a number of products, primarily in respect of with-profits bonds. This resulted in a charge of £148 million for 2005 on an EEV basis.

During the year, Prudential carried out a review of its mortality experience across all of its non-profit annuity business. As a result of this review, it strengthened the realistic and statutory male assumptions and weakened the realistic female assumptions to align the realistic assumptions with recent experience. The total effect of the changes was to reduce operating profit by £47 million, of which the main reduction arose from increasing the cost of capital.

US operations

In the US, EEV operating profit based on longer-term investment returns from long-term operations was £741 million, up 93 per cent at CER and up 94 per cent from prior year at RER.

JNL’s NBP of £211 million was up 45 per cent on 2004, reflecting a 13 per cent increase in APE sales, and a significant improvement in new business margin to 41 per cent from 32 per cent in 2004. On a present value of premiums basis, the margin increased from 3.2 per cent to 4.1 per cent. The improved margin reflects a  favourable business mix; an increase in the spread assumption for fixed index annuities reflecting the spread being achieved; improved average policy sizes for variable and fixed annuities;  economic assumption changes, including an increase in the equity risk premium; and benefits derived from product pricing. Pricing benefits include the fee increase, introduced in May 2004, on  the Perspective II product. The margin on institutional business improved due to the longer average duration contracts written by JNL during 2005.

The new business margin achieved on variable annuity business in 2005 was 50 per cent compared with 36 per cent in 2004. The improved margin was driven by economic assumption changes, and a full year of benefit associated with the repricing, mentioned above. The economic assumption changes include an increase in the equity risk premium from three per cent to four per cent which Prudential believes more accurately reflects the volatility of equities.

The fixed index annuity margin has improved from the prior year due to an increase in the long-term spread assumption from 175bps to 190bps, reflecting the spread being achieved.

For JNL, the average IRR on new business was 15 per cent which reflects JNL’s strong pricing discipline.

In the US, the in-force profit of £530 million is 123 per cent up on 2004 at CER. The increase was primarily due to increased unwind of discount on the in-force business, an operating assumption  change following price increases introduced on two older books of term life business (£140 million), and improved spread variance. The increase in the unwind of discount reflects the increase in risk discount rates, following an increase in the equity risk premium from three per cent to four per cent. Improved spread variance of £89 million is up from £41 million in the prior year, and reflects achieved spreads in excess of the current weighted portfolio target on the regular portfolio. The spread variance in 2005 also includes a number of non-recurring items including mortgage prepayment fees, make-whole payments and total return swap income which together represent £60 million of the spread variance.

Asia operations

EEV basis operating profit based on longer-term investment returns from long-term operations (excluding development and regional head office costs) was £576 million for the year,  up 22 per cent at CER and 25 per cent at RER on 2004.

In Asia, NBP of £413 million was up 13 per cent at CER on 2004 with increased sales offset partially by NBP margin. During 2005, APE sales were up 23 per cent on 2004 and the NBP margins were 56 per cent on an APE basis and 10.2 per cent on a present value of premiums basis, compared with 61 per cent and 10.4 per cent respectively in 2004 at CER. The key drivers of lower margins in Asia compared to prior year were country mix (reduction of two percentage points), product mix - principally in Taiwan (reduction of one percentage point) and assumption changes (reduction of two percentage points).

Asia’s in-force profit (before development expenses and the Asian fund management business) increased to £163 million in 2005 from £108 million in 2004 at CER. This reflects a higher value related to the unwind of the discount rate as the in-force business builds scale.

In Asia we have target IRRs on new business at a country level of 10 percentage points over the country risk discount rate. Risk discount rates vary from five per cent to 18 per cent depending upon the risks in each country market. These target rates of return are average rates and the marginal return on capital on a particular product could be above or below the target.

We have, however, exceeded the target in each of Asia’s markets in 2005 except for Thailand and Japan, which have yet to reach scale. In aggregate, IRR on new business exceeded 20 per cent on average new business risk discount rates for 2005 of 9.8 per cent.

Asset management, banking and other

M&G

M&G’s operating profit was £163 million, an increase of 20 per cent on last year. This included £24 million in performance-related fees (PRF), of which £17 million was earned by PPM Capital following another year of extremely profitable realisations on behalf of its clients. These are not expected to recur.

Underlying profit (excluding PRF) of £138 million was 25 per cent higher than in 2004, an extremely strong result given that the previous year included £7 million of non-recurring provision releases. Adjusting for this gives a like-for-like increase in profit of 34 per cent over 2004.

US broker-dealer and fund management businesses

The broker-dealer and fund management operations reported profits of £24 million, compared with £15 million in 2004, primarily due to a one-off £5 million revaluation related to an investment vehicle managed by PPM America.

Curian

Curian, which provides innovative fee-based separately managed accounts, recorded losses of £10 million in 2005, improved from losses of £29 million in 2004, as the business continues to build scale. At year end 2005 Curian had grown assets under  management to US$1.7 billion (£973 million) from US$1.1 billion (£615 million) at year end 2004.

Asian fund management business

Profit from the Asian fund management operations was £12 million for the year, down 37 per cent from 2004 reflecting the exceptional costs of £16 million incurred due to bond fund restructuring required as a result of industry wide issues in Taiwan. Underlying profit from the Asian fund management operations, excluding charges of £16 million, grew by 47 per cent to £28 million, a strong result indicative of the economies of scale the business is now generating. Adjusting for the reporting of India at 49 per cent from 26 August 2005 results in an increase in profits of 55 per cent over 2004.

Egg

Egg’s total continuing operating profit in 2005 was £44 million, compared with £61 million in 2004. This reflected the increasingly challenging market conditions and £10 million restructuring costs incurred in the first half of 2005.

Operating profit of the core UK banking business was £60 million. The reduction from £72 million for 2004 primarily reflected the fact that although Egg successfully grew income by £31 million in a  difficult market and cut £17 million from its cost base this was more than offset by an increase of £59 million in bad debts due to the changing mix in the portfolio, business growth plus a  deterioration in credit quality driven by economic factors across the UK unsecured lending market.

Other

Asia’s development expenses (excluding the regional head office expenses) increased by 33 per cent at CER to £20 million, compared with £15 million in 2004.

Other net expenditure remained constant over 2004.

Total EEV basis - result before tax for continuing operations

(Year-on-year comparisons below are based on RER.)

The result before tax and minority interests was a profit of £2,244 million up 26 per cent on 2004. This reflects an increase in operating profit from £1,274 million to £1,712 million, together with a favourable movement of £431 million in short-term fluctuations in investment returns from £570 million to £1,001 million. This is offset by negative movements, principally £223 million due to changes in economic assumptions and a goodwill impairment charge of £120 million.

Short-term fluctuations in investment returns included £1,101 million relating to long-term insurance operations, made up of £995 million in the UK, £65 million in the US and £41 million in Asia, together with losses of £100 million in respect of other operations.

Negative economic assumption changes of £349 million in 2005 compared with negative economic assumption changes of £126 million in 2004. Economic assumption changes in 2005 comprised negative £81 million in the UK, negative £3 million in the US and negative £265 million in Asia.

In the UK, economic assumption changes of negative £81 million reflect the impact of the increase in the future investment return assumption offset by the increase in the risk discount rate. The increases arise because although interest rates have decreased over 2005, the equity risk premium assumption has increased from three per cent to four per cent.

In the US, economic assumption changes of negative £3 million primarily reflect increases in the risk discount rates following the increase in the equity risk premium from three per cent to four per cent, partially offset by an increase in the separate account return assumption.

Asia’s negative economic assumption changes of £265 million primarily reflect the effect of lower bond yields in Taiwan which necessitated a reduction in the Fund Earned Rate assumptions. The economic scenarios used to calculate 2005 EEV basis results reflect the assumption of a phased progression of the bond yields from the current rates to the long-term expected rates. The projections assume that, in the average scenario, the current bond yields of around two per cent trend towards 5.5 per cent at 31 December 2012. Allowance is made for the mix of assets in the fund, our future investment strategy and the market value depreciation of the bonds as a result of the assumed yield increases. This gives rise to an average assumed Fund Earned Rate that trends from 2.3 per cent to 5.4 per cent in 2013 and falls below 2.3 per cent for seven years due to the depreciation of bond values as yields rise. Thereafter, the Fund Earned Rate fluctuates around a target of 5.9 per cent. This compares to a grading of 3.4 per cent at 31 December 2004 to 5.9 per cent by 31 December 2012 for the 2004 results. Consistent with our EEV methodology, a constant discount rate has been applied to the projected cash flows.

The effect of change in the time value of cost of options and guarantees was positive £47 million for the year, consisting of £31 million, £11 million and £5 million for the UK, the US and Asia, respectively.

Total EEV basis - result after tax for continuing operations

The result after tax, minority interests and discontinued operations was £1,582 million. The tax charge of £653 million compares with a tax charge of £553 million in 2004. Minority interests in the Group results were £12 million.

A         Opening 2005 EEV basis shareholders’ funds (+£8,614m)

B           New business EEV profits (+£867m)

C           In-force EEV profits (+£876m)

D          M&G (+£163m)

E            Egg (+£44m)

F            Other non-life operations (+£26m)

G           Other income and expenditure (incl Asia Dev exp) (-£264m)

H          Goodwill impairment charge (-£120m)

I               Short-term fluctuations in investment returns (+£1,001m)

J              Effect of changes in economic assumptions (-£349m)

K          Tax, minority interests and others (-£619m)

L            FX movements (+£442m)

M       External dividends (-£380m)

N          Closing 2005 shareholders’ funds (+£10,301m)

International Financial Reporting Standards (IFRS) results IFRS operating profit (based on longer-term investment returns)

Group operating profit before tax from continuing operations on the IFRS basis was £957 million, an increase of 36 per cent on the pro forma IFRS basis for 2004 at CER. At RER, operating profit was up 37 per cent on prior year. This reflects strong growth in insurance and funds management businesses.

In the UK, IFRS operating profit increased 35 per cent to £400 million in 2005. This reflected a nine per cent increase in profits attributable to the with-profits business, a consequence of bonus declarations announced in February 2005 and February 2006, a 44 per cent increase in profits arising from annuities business, and IFRS profits arising from the Phoenix Life and Pensions transaction completed in June 2005.

In the US, IFRS operating profit of £362 million was up 27 per cent on 2004. IFRS operating profit for long-term business was £348 million, up 17 per cent from £298 million in 2004. The US operations’ results are based on US GAAP, adjusted where necessary to comply with IFRS as the Group’s basis of presenting operating profit is based on longer-term investment returns. In determining the US results, longer-term returns for fixed income securities incorporate a risk margin reserve (RMR) charge for longer-term defaults and amortisation of interest-related realised gains and losses.

The growth in the US operations’ long-term IFRS operating profit reflects a continued ability to deliver improved investment returns, with greater spread and fee income offset by higher amortisation of deferred acquisition costs (DAC). In 2005, spread income was £119 million higher than in 2004, and included a number of non-recurring items including mortgage prepayment fees, makewhole payments and total return swap income which together represented £60 million of spread income. JNL achieved record fee income during 2005, driven by a 42 per cent increase in separate account assets held at year end, and improved returns on these assets.

The 2004 result benefited from two one-off items, a favourable legal settlement of £28 million (£21 million after related charge to amortisation of deferred acquisition costs) and a positive £8 million adjustment arising from the adoption of new accounting guidance in SOP 03-01, ‘Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and for Separate Accounts’. This adjustment relates to a change in the method of valuing certain liabilities.

The improvement in non-long-term business profits was primarily driven by reduced losses recorded by Curian, down to £10 million from £29 million in 2004, as the business continues to build scale. The result also benefited from an improvement in PPMA profits, primarily due to a one-off £5 million revaluation of an investment vehicle managed by PPMA.

Prudential Corporation Asia’s operating profit for long-term business before development expenses of £20 million was £195 million, an increase of 64 per cent on 2004 at CER and included a net £44 million profit related to exceptional items reported at the half year subsequently reduced by £14 million in restructuring costs for Japan. At reported rates, operating profits were 67 per cent up on last year. The majority of this profit currently comes from the larger and more established operations of Singapore, Hong Kong and Malaysia, which represent £127 million of the total operating profit in 2005, excluding exceptional items, compared to £111 million last year. In addition, markets such as Indonesia and Vietnam are becoming larger contributors to operating profits. Five life operations made IFRS losses: China and India which are relatively new businesses rapidly building scale; Thailand and Taiwan which are marginally loss making; and Japan where the loss increased over 2004 due to restructuring costs incurred during the year.

Total IFRS profits – result before tax for continuing operations

(Year-on-year comparisons below are based on RER.)

Total IFRS profits before tax attributable to shareholders and minority interests were £998 million in 2005, compared with £985 million on the pro forma basis for 2004. The increase reflects: growth in operating profit of £258 million offset by a goodwill impairment charge of £120 million in relation to the Japanese life business; decrease in short-term fluctuations in investment return, down £82 million from 2004; and a £43 million negative movement from the prior year in actuarial gains and losses attributable to shareholder-backed operations in respect of the Group’s defined benefit pension schemes.

The development of the Japanese life business has been slower than expected and, following its restructuring and the annual impairment review, Prudential concluded that the purchased goodwill associated with this business of £120 million should be written off.

The results for discontinued operations reflects the sale of Jackson Federal Bank and the discontinuation of Egg’s France and Funds Direct operations.

Total IFRS profits – result after tax for continuing operations

Profit after tax and minority interests was £748 million compared with £602 million in 2004.

Earnings per share

Earnings per share, based on EEV basis operating profit after tax and related minority interests were 56.6 pence, compared to 43.2 pence in 2004. Earnings per share, based on IFRS operating profit after tax and related minority interests, were 32.2 pence, compared with a 2004 figure of 22.7 pence.

Basic earnings per share, based on total EEV basis profit from continuing operations for the year after minority interests, were 66.8 pence, compared with a figure of 56.8 pence in 2004. Basic earnings per share, based on IFRS profit from continuing operations for the year after minority interests, were 31.5 pence, in line with the 2004 figure.

Dividend per share

We intend to maintain our current dividend policy, with the level of dividend growth being determined after considering the opportunities to invest in those areas of our business offering attractive growth prospects, our financial flexibility and the development of our statutory profits over the medium to long term.

The Board recommends a full year dividend per share for 2005 of 16.32 pence, an increase of three per cent over the full year 2004 dividend of 15.84 pence.

IFRS operating profit based on longer-term investment returns	2005	Pro forma* 2004 (at CER)	Percentage change	2005	Pro forma* 2004 (at RER)	Percentage change
	£m	£m		£m	£m
Insurance business:
UK	400	296	35%	400	296	35%
US	348	298	17%	348	296	18%
Asia	195	119	64%	195	117	67%
Asia development expenses	(20)	(15)	(33)%	(20)	(15)	(33)%
	923	698	32%	923	694	33%
Fund management business:
M&G	163	136	20%	163	136	20%
US broker-dealer and fund management	24	15	60%	24	15	60%
Curian	(10)	(29)	66%	(10)	(29)	66%
Asia fund management	12	20	(40)%	12	19	(37)%
	189	142	33%	189	141	34%
Banking:
Egg (UK)	44	61	(28)%	44	61	(28)%
Other income and expenditure	(199)	(198)	(1)%	(199)	(197)	(1)%
Operating profit from continuing operations based on longer-term investment returns	957	703	36%	957	699	37%

*The comparative IFRS results shown above are prepared on a ‘pro forma’ basis which reflects the estimated effect on the 2004 results as if IAS 32, IAS 39 and IFRS 4 had been applied from 1 January 2004 to the Group’s insurance operations together with the discretionary change for the basis of determining longer-term investment returns, as disclosed on 2 June 2005.

Dividend cover based on reported post-tax IFRS operating profits from continuing operations is 1.9 times. Dividend cover based on reported IFRS operating profits from continuing operations and normalised tax rate of 30 per cent is 1.7 times.

Shareholders’ funds

On the EEV basis, which recognises the shareholders’ interest in long-term businesses, shareholders’ funds at 31 December 2005 were £10.3 billion, an increase of £1.7 billion from the 2004 year end level after restating for relevant IFRS changes. This 20 per cent increase primarily reflects: total EEV basis operating profit of £1,712 million; a £1,001 million favourable movement in short-term fluctuations in investment returns; and the positive impact of £442 million for foreign exchange movements. These were offset by: a £302 million negative movement due to changes in economic assumptions; a tax charge of £653 million; dividend payments of £325 million made to shareholders (net of scrip dividend); and the impairment charge of £120 million in respect of purchased goodwill associated with the Japanese life business.

At year end 2005, the embedded value for the Asian long-term business as a whole was £2.0 billion. The established markets of Hong Kong, Singapore and Malaysia contribute £1.8 billion to the embedded value generated across the region with Korea (£136 million) and Vietnam (£127 million) making further substantial contributions. Our other markets of China, India, Indonesia, Japan, Thailand and the Philippines in aggregate contribute £211 million in embedded value. Growth in embedded value for the Asian business as a whole has been partially offset by a negative embedded value in Taiwan of £311 million which includes the associated cost of economic capital, and reflects the low interest rate environment in Taiwan.

The current mix of business in Taiwan is weighted heavily towards unit-linked and protection products, representing 73 per cent and 16 per cent of new business APE in 2005, respectively. As a result, interest rates have little effect on new business profitability and a one per cent reduction in assumed interest rates would reduce new business margins in Taiwan by only two percentage points. However, the in-force book in Taiwan, predominantly made up of whole of life policies, has an embedded value that is sensitive to interest rate changes. A one per cent decrease in interest rates, along with consequential changes to assumed investment returns for all asset classes, market values of fixed interest assets and risk discount rates, would result in a £174 million decrease in Taiwan’s embedded value. A similar one per cent positive shift in interest rates would increase embedded value by £106 million. Sensitivity of the embedded value to interest rate changes varies considerably across the region. In aggregate, a one per cent decrease in interest rates, along with all consequential changes noted above, would result in only a six per cent decrease to Asia’s embedded value.

Statutory IFRS basis shareholders’ funds at 31 December 2005 were £5.2 billion. This compares with £4.7 billion on the pro forma IFRS basis at 31 December 2004. The increase primarily reflects profit after tax and minority interests of £748 million and positive foreign exchange movements of £268 million, offset by dividend payments to shareholders (net of scrip dividend) of £325 million.

Cash flow

The table below shows the Group holding company cash flow. Prudential believes that this format gives a clearer presentation of the use of the Group’s resources than the format of the statement required by IFRS.

	2005	2004
	£m	£m
Cash remitted by business units:
UK life fund transfer*	194	208
UK other dividends (including special dividend)	103	100
JNL	85	62
Asia	73	67
M&G	62	84
Total cash remitted to Group	517	521
Net interest paid	(115)	(119)
Dividends paid	(378)	(323)
Scrip dividends and share options	55	119
Cash remittances after interest and dividends	79	198
Tax received	107	34
Corporate activities	(66)	(56)
Cash flow before investment in businesses	120	176
Capital invested in business units:
UK	(249)	(189)
Asia	(169)	(158)
Total capital invested in business units	(418)	(347)
Decrease in cash before Rights Issue proceeds	(298)	(171)
Rights Issue proceeds	0	1,021
(Decrease) increase in cash	(298)	850

*In respect of prior year’s bonus declarations.

The Group holding company received £517 million in cash remittances from business units in 2005 (2004: £521 million) comprising the shareholders’ statutory life fund transfer of £198 million relating to the 2004 bonus declarations, of which £194 million was remitted from the UK and £4 million from Asia, together with other remittances from subsidiaries of £319 million. This includes a special dividend of £100 million from the Prudential Assurance Company (PAC) shareholders’ funds in respect of profit arising from earlier business disposals and a separate payment of US$150 million from JNL. The reduced transfer from M&G is due to a higher level of reinvestment in 2005 in new activities together with a remittance of surplus cash in 2004.

After net dividends and interest paid, there was a net cash inflow of £79 million (2004: £198 million).

During 2005, the Group holding company paid £66 million in respect of corporate activities and received £107 million in respect of tax. Tax received in 2004 of £34 million was after an exceptional payment of £60 million related to the sale of equity securities backing the general insurance business. The £107 million balance in 2005 represents surrendered tax losses reimbursed by the

Group. The Group invested £418 million (2004: £347 million) in its business units, comprising £249 million in its UK operations and £169 million in Asia. During 2006, Prudential continues to expect that Asia will be a net capital provider to the Group.

In aggregate this gave rise to a decrease in cash of £298 million (2004: £850 million increase, after Rights Issue proceeds).

As a result of the bonus declarations made in February 2005 and February 2006, the shareholder transfer is expected to be £223 million in 2006.

Cash invested to support the UK business in 2006 will be less than 2005, up to £230 million depending on the mix of business written and the opportunities available.

Shareholders’ borrowings and financial flexibility

Net core structural borrowings at 31 December 2005 were £1,611 million compared with £1,236 million at 31 December 2004. This reflects the net cash outflow of £298 million, exchange conversion losses of £92 million and IFRS adjustments of negative £15 million.

After adjusting for holding company cash and short-term investments of £1,128 million, core structural borrowings of shareholder-financed operations (excluding Egg) at the end of 2005 totalled £2,739 million, compared with £2,797 million at the end of 2004. This decrease reflected the repayment of US$250 million bonds, the issuance of US$300 million Perpetual Subordinated Capital Securities, the repayment of £171 million of short-term borrowings, exchange conversion losses of£98 million and IFRS adjustments noted above.

Prudential plc enjoys strong debt ratings from both Standard & Poor’s and Moody’s. Prudential long-term senior debt is rated AA–(negative outlook) and A2 (stable outlook) from Standard & Poor’s and Moody’s respectively, while short-term ratings are A1+ and P-1.

Financial strength of insurance operations

United Kingdom

The fund is very strong with an inherited estate measured on an essentially deterministic valuation basis of around £9.0 billion compared with £6.8 billion at the end of 2004. On a realistic basis, with liabilities recorded on a market consistent basis, the free assets were valued at around £8.0 billion before a deduction for the risk capital margin.

The PAC long-term fund is rated AA+ by Standard & Poor’s and Aa1 by Moody’s.

The investment return on the Prudential main with-profits fund was 20 per cent in the year to 31 December 2005 compared with the rise in the FTSE All Share (Total Return) Index of 22 per cent over the same period. Over the last 10 years the with-profits fund has consistently generated positive fund returns with three, five and 10-year compound returns of 16.6 per cent per annum, 7.1 per cent per annum and 10.1 per cent per annum respectively, compared with corresponding increases in the FTSE All Share Index (Total Return) of 18.5 per cent, 2.2 per cent and 7.9 per cent. These returns demonstrate the benefits of the fund’s strategic asset allocation and long-term outperformance.

United States

The capital adequacy position of JNL remains strong, having improved the capital ratio from 8.5 per cent in 2004 to 9.2 per cent in 2005. JNL’s statutory capital, surplus and asset valuation reserve position improved year-on-year by US$434 million, after deducting the US$150 million of capital remitted to the parent company. JNL’s financial strength is rated AA by Standard & Poor’s (negative outlook) and A1 by Moody’s.

Asia

Prudential Corporation Asia maintains solvency margins in each of its operations so that these are at or above the local regulatory requirements. Across the region less than 20 per cent of non-linked funds are invested in equities.

Inherited estate

The long-term fund contains the amount that the Company expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the with-profits sub-fund is equal to the policyholders’ accumulated asset shares plus any additional payments that may be required for smoothing or to meet guarantees. The balance of the assets of the with-profits sub-fund is called the ‘inherited estate’ and represents the major part of the working capital of Prudential’s long-term fund which enables the Company to support with-profits business by:

• Providing the benefits associated with smoothing and guarantees;

• providing investment flexibility for the fund’s assets;

• meeting the regulatory capital requirements, which demonstrate   solvency; and

• absorbing the costs of significant events, or fundamental changes in its long-term business without affecting bonus   and investment policies.

The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

The Company believes that it would be beneficial if there were greater clarity as to the status of the inherited estate. In due course, after discussions with the Financial Services Authority, the Company may therefore take steps to achieve that clarity, whether through guidance from the court or otherwise. In any event the Company expects that the entire inherited estate will need to be retained within the long-term fund for the foreseeable future to provide working capital and so it is not considering any distribution of the inherited estate to policyholders and shareholders.

Philip Broadley

Group Finance Director

Corporate responsibility review

Acting responsibly

At Prudential, corporate responsibility (CR) is not an optional extra. It is fundamental to how we operate and is a philosophy that is now embedded in the business.

We recognise that our stakeholders increasingly support those companies that define and exhibit sound values around trust, ethics and environmental responsibility.

We also believe that a company’s performance in key areas of conduct such as corporate governance, environmental management and employment practices can have a significant impact on its financial performance.

Over the last year we have therefore reviewed our CR strategy to ensure that it continues to align our business objectives with our stakeholder concerns.

Management and policy

Prudential has developed a Group Governance Framework which is underpinned by a Group Governance Manual and associated processes. This encompasses all key policies and procedures, for example our Group Code of Business Conduct, our CR Policy and our Health and Safety Policy. We set our own codes and policies that often go further than legislative requirements.

Prudential also operates a Group Risk Framework which focuses on reputation issues, including those of a social, ethical and environmental nature. The controls, which are applicable across the Group, are set out in the Group Governance Manual.

Prudential’s Group Finance Director, Philip Broadley, has Board level responsibility for social, environmental and ethical risk management. The Board discusses Prudential’s performance on this at least once a year. The Board also reviews and approves our CR report and strategy.

The Corporate Responsibility Committee is a specialist Group-wide committee chaired by the Group Finance Director, and is responsible for reviewing business conduct and social and environmental policy.

Our CR unit develops our strategy, provides training across the Group, and works closely with individual business units to provide advice ensuring that our core values are maintained and assisting with the adaptation of Group-wide initiatives so that they meet local needs.

In 2005, we engaged KPMG LLP to conduct a review of our CR management and internal and external reporting arrangements. KPMG provided a report to our senior management team, summarising recommendations for improvement. In particular, KPMG highlighted that Prudential would benefit from conducting another formal review of the material CR risks for the business. In response to this, a CR risk workshop was organised in February 2006, with participation from all of the business units.

In 2006, we have engaged KPMG to review the key CR performance indicators identified in our workshop, which we will use to help develop our CR risk management strategy for reporting and external assurance.

Stakeholder dialogue

Stakeholder engagement enables our employees and relevant external groups to help shape what we do and ensure that their reasonable expectations are translated into business value. In 2005, the CR unit discussed the CR programme with customers and consumers in the UK, using PruBus, a qualitative research study. Prudential UK has separately continued to hold monthly MeetPru events, which give our customers the opportunity to meet members of the UK executive team and ask questions about both their own policies and broader issues, including the CR programme.

Improving financial capability

Our financial education programme is based on the recognition that we need to play our part in enabling consumers to make the right decisions for their individual needs. Such decisions range from debt management to savings needs. Informing and empowering consumers to make such decisions will, we believe, build better and more permanent relationships between consumers and providers.

We began developing our Financial Literacy programme in the United Kingdom in 2001. Five years later, we are seeing significant progress.

In the UK, via partnerships with diverse organisations such as Citizens Advice, the Personal Finance Education Group (pfeg), Specialist Schools and Academies Trust (SSAT) and National Institute of Adult Continuing Education (NIACE), thousands of adults and children are now benefiting and learning how to make decisions that will have a profound effect on the quality of their lives.

We extended our initiative to Asia in 2004, with an innovative programme called ‘Investing in Your Future’, which focuses on women, who are often responsible for planning for their family’s financial needs. This was first launched in China and rolled out to Vietnam in 2005. During 2006, we will extend this programme into India. To date, more than 5,000 women have graduated from the programme in Asia.

More details of our international financial literacy programme are available in our 2005/06 ‘Learning for Life’ publication. The booklet can be accessed at www.prudential.co.uk/prudential-plc/cr/library/research/

Investing in our communities

In 2005, we invested £4.7 million in a wide range of projects around our business, supporting education, welfare and environmental initiatives. This total includes the significant contribution made by many of our people around the Group through volunteering, often linked with professional skills development. It also includes direct donations to charitable organisations of £3.5 million. A detailed breakdown of Prudential’s investment in the community and our policy on not making political donations is laid out in the Annual Report.

A new international employee volunteering programme, ‘The Chairman’s Award’, was launched across the Group in December 2005. The initiative encourages employees to volunteer with charities within their local communities. The charities involved all address the needs of the elderly or children, and run projects that have aspects of financial literacy at their core, thereby supporting the Group’s CR programme. We now have projects in most of our markets.

In 2005, Prudential’s employees and our businesses around the world made significant financial contributions in response to four separate disasters: the Asian tsunami; Hurricane Katrina in the US; the London bombings and the Mumbai floods.

The Prudential Caring Fund was set up in January 2005, to help the local residents in countries severely impacted by the devastating Asian tsunami. Over £800,000 was raised from voluntary employee donations, along with matched funding by Prudential’s business units in the UK, the US and Asia.

The money raised has been distributed to the countries hardest hit by the tsunami: Indonesia (the primary recipient); India; Thailand and Sri Lanka. We used our local knowledge to identify appropriate charities to ensure our donations made the most impact. Our support focused on children and the rebuilding and/or improvement of schools and libraries.

In Indonesia, for example, we are working with United Nations Children’s Fund (UNICEF) to support their ‘Creating Learning Communities for Children’ initiative. Our support will help improve the quality of education at over 90 primary schools by improving school management, community participation, and the entire teaching/learning process – training over 1,700 teachers and benefiting over 21,000 students.

Socially responsible investment (SRI)

M&G’s approach to socially responsible investment (SRI) is set out in the booklet ‘Issues Arising from Share Ownership’, available at www.mandg.co.uk SRI has focused principally on equity markets, with the property investment community slower to address the issue of sustainability. However, with more than £17.2 billion (as at 31 December 2005) of funds under management, Prudential Property Investment Managers Limited (PruPIM), a subsidiary of M&G, is one of the UK’s largest commercial property investment managers and accounts for approximately 80 per cent of Prudential’s direct environmental impact in the UK. Through participation in the Institutional Investors Group on climate change and our participation on the property working group of the United Nations Environment Programme Finance Initiative (UNEP FI), PruPIM is creating awareness of the implications of climate change for property investment and how we should address this.

Employee work-life balance

Engaging with employees and understanding their expectations about corporate values, transparency, career development, performance management, diversity and work-life balance is important. This understanding helps us to attract, retain and motivate our employees.

In Asia, for example, employee education is provided across our Asian markets through PRUuniversity, which is available to all staff and is offered in 12 languages. Programmes are centrally credited and many are endorsed by external learning institutions. The courses cover CR, management and leadership, technical and business skills as well as a comprehensive range of self-improvement material including language courses.

Further information about our approach to equal opportunities and employee involvement can be found in the Annual Report.

Environment/sustainable development

Protecting the environment is essential for the quality of life of current and future generations. The challenge is to combine continuing economic growth with long-term sustainable development. As such, we will endeavour to ensure our policies and business actions promote the consideration of the environment.

PruPIM is the first UK property company to achieve full ISO14001 certification, the internationally recognised environmental management standard. The scope of this certification covers all PruPIM’s operations, including its property investment portfolio in the UK and its head office function, in High Holborn, London.

In the US, Jackson National Life (JNL) has carefully monitored and worked to minimise any negative environmental impact since it moved to its current headquarters in 2000, working with state and local authorities on new projects which protect the environment.

Further information can be found in ‘Acting Responsibly’, our full Corporate Responsibility Report 2005/6, accessed at www.prudential.co.uk/prudential-plc/cr/ A hard copy of the report is available from our CR unit: Laurence Pountney Hill, London EC4R 0HH. Tel: 020 7548 3706.

Board of directors

1. Sir David Clementi MA FCA MBA

Chairman and Chairman of the Nomination

Committee. Aged 57

Sir David Clementi has been Chairman of Prudential since 1 December 2002. In August 2005 he was appointed as President of the Investment Property Forum. In October 2003, he joined the FSA’s Financial Capability Steering Group, and in July 2003 he was appointed by the Secretary of State for Constitutional Affairs to carry out a review of the regulation of legal services in England and Wales, which was completed in December 2004. In February 2003 he joined the Financial Reporting Council. In addition, Sir David is a non-executive director of Rio Tinto plc, which he joined on 28 January 2003. From September 1997 to August 2002 he was Deputy Governor of the Bank of England. During this time he served as a member of the Monetary Policy Committee and as a non-executive director of the Financial Services Authority. From 1975 to August 1997 he worked for the Kleinwort Benson Group, latterly as Chief Executive.

2. Mark Tucker ACA

Group Chief Executive. Aged 48

Mark Tucker was re-appointed as an executive director on 6 May 2005, on which date he also became Group Chief Executive. From May 2004 to March 2005 he was Group Finance Director, HBOS plc and director of Halifax plc. Previously, he was an executive director of Prudential from 1999 to 2003, and from 1993 to 2003 he was Chief Executive of Prudential Corporation Asia, and also held senior positions in Prudential’s businesses in the UK and US. He first joined Prudential in 1986, having previously been a tax consultant at PriceWaterhouse UK in London.

3. Philip Broadley FCA

Group Finance Director. Aged 45

Philip Broadley has been an executive director of Prudential and Group Finance Director since May 2000. In May 2005 he was appointed as a non-executive director of Egg plc, which delisted on 20 February 2006. He is currently Chairman of the 100 Group of Finance Directors and a member of the Insurance Advisory Group of the International Accounting Standards Board. He is also President of the Przezornosc Charitable Foundation, which hasbeen established in Poland in recognition of former policyholders with whom the Company lost contact. Previously, he was with the UK firm of Arthur Andersen, where he became a partner in 1993.

4. Clark Manning FSA MAAA

Executive director. Aged 47

Clark Manning has been an executive director of Prudential since January 2002. He is also President and Chief Executive Officer of Jackson National Life. He was previously Chief Operating Officer, Senior Vice President and Chief Actuary of Jackson National Life, which he joined in 1995. Prior to that, he was Senior Vice President and Chief Actuary for SunAmerica Inc, and prior to that Consulting Actuary at Milliman & Robertson Inc. He has more than 20 years’ experience in the life insurance industry, and holds both a bachelor’s degree in actuarial science and an MBA from the University of Texas. He also holds professional designations of Fellow of the Society of Actuaries (FSA) and Member of the American Academy of Actuaries (MAAA).

5. Michael McLintock

Executive director. Aged 44

Michael McLintock has been an executive director of Prudential since September 2000. He is also Chief Executive of M&G, a position he held at the time of M&G’s acquisition by Prudential in March 1999. He joined M&G in October 1992. He is also a non-executive director of Close Brothers Group plc.

6. Mark Norbom

Executive director. Aged 48

Mark Norbom has been an executive director of Prudential and Chief Executive, Prudential Corporation Asia since January 2004. Previously, he was President and Chief Executive Officer of General Electric Japan, and a company officer of General Electric Company. He has spent 23 years with General Electric in various posts in the United States, Taiwan, Indonesia, Thailand and Japan.

7. Nick Prettejohn

Executive director. Aged 45

Nick Prettejohn has been an executive director of Prudential and Chief Executive, Prudential UK & Europe since 1 January 2006. He is also a member of the Financial Services Practitioner Panel. Previously, he was Chief Executive of Lloyd’s of London from July 1999 until December 2005. He joined the Corporation of Lloyd’s in 1995 as Head of Strategy, and played a key role in the Reconstruction and Renewal process, which reorganised Lloyd’s after the losses of the late 1980s and early 1990s. Following the successful completion of the reorganisation in 1996 he became Managing Director of Lloyd’s Business Development Unit and in 1998 he also assumed responsibility for Lloyd’s North America business unit. Prior to his appointment to Lloyd’s he was responsible for corporate strategy at National Freight Corporation plc, and prior to that he was a partner at management consultants Bain and Co and a director of private equity company Apax Partners. He is also a board member of the Royal Opera House.

8. Keki Dadiseth FCA

Independent non-executive director and member of the Audit and Remuneration Committees. Aged 60

Keki Dadiseth has been an independent non-executive director of Prudential since April 2005. He is a member of the International Advisory Boards of Marsh & McLennan Companies Inc. and DaimlerChrysler Benz. He is also an International Advisor to Goldman Sachs. In 2005 he was appointed to the Board of Nicholas Piramal India Limited and Siemens Limited in India, and he is a director of The Indian Hotels Company Limited and the Indian School of Business. Before he retired from Unilever in May 2005, he was Director, Home and Personal Care, responsible for the HPC business of Unilever worldwide, a Board member of Unilever PLC and Unilever N.V. and a member of the Executive Committee. He joined Hindustan Lever Ltd in India in 1973.

9. Michael Garrett

Independent non-executive director and member of the Remuneration Committee. Aged 63

Michael Garrett has been an independent non-executive director of Prudential since September 2004. He worked for Nestlé from 1961, becoming Head of Japan (1990-1993), and then Zone Director and Member of the Executive Board, responsible for Asia and Oceania, and in 1996 his responsibilities were expanded to include Africa and the Middle East. He retired as Executive Vice President of Nestlé in April 2005. In addition, he served the Government of Australia as Chairman of the Food Industry Council and as a Member of the Industry Council of Australia, and was also member of the Advisory Committee for an APEC (Asia-Pacific Economic Cooperation) Food System, a Member of The Turkish Prime Minister’s Advisory Group and the WTO (World Trade Organization) Business Advisory Council in Switzerland. He remains a director of Nestlé companies in India and Japan, and was appointed Chairman of the Evian Group in 2001, a think tank and forum for dialogue promoting free trade. He also serves as a non-executive director on the Boards of the Bobst Group Switzerland and Hasbro Inc. in the USA.

10. Bridget Macaskill

Independent non-executive director and member of the Remuneration and Nomination Committees. Aged 57

Bridget Macaskill has been an independent non-executive director of Prudential since September 2003. She rejoined the Board of Prudential having previously resigned due to a potential conflict of interest in March 2001. She is a non-executive director of J Sainsbury Plc and the Federal National Mortgage Association (Fannie Mae). She was previously Chairman and Chief Executive Officer of OppenheimerFunds Inc, a major New York based investment management company.

11. Roberto Mendoza

Independent non-executive director and Chairman of the Remuneration Committee. Aged 60

Roberto Mendoza has been an independent non-executive director of Prudential since May 2000. He was appointed as Chairman of the Remuneration Committee in July 2002. He is also Chairman of Integrated Finance Limited, and he was the non-executive Chairman of Egg plc, which delisted on 20 February 2006. Previously, he was Vice Chairman and director of JP Morgan & Co. Inc., a non-executive director of Reuters Group PLC and The BOC Group plc, and a managing director of Goldman Sachs.

12. Kathleen O’Donovan ACA

Independent non-executive director and member of the Audit Committee. Aged 48

Kathleen O’Donovan has been an independent non-executive director of Prudential since May 2003. She is a non-executive director and Chairman of the Audit Committees of EMI Group plc and Great Portland Estates PLC. She is also Chairman of the Invensys Pension Scheme. Previously, she was a non-executive director and Chairman of the Audit Committee of the Court of the Bank of England, and a non-executive director of O2 plc. Prior to that, she was Chief Financial Officer of BTR and Invensys, and before that she was a partner at Ernst & Young.

13. James Ross

Independent non-executive director and member of the Audit and Nomination Committees. Aged 67

James Ross has been an independent non-executive director since May 2004. He holds non-executive directorships with McGraw Hill and Datacard in the United States and Schneider Electric in France. He is also Chairman of the Leadership Foundation for Higher Education. He was previously Chairman of National Grid plc and Littlewoods plc. He was also Chief Executive of Cable and Wireless plc and Chairman and Chief Executive of BP America Inc., and a Managing Director of the British Petroleum Company plc.

14. Rob Rowley FCMA

Senior independent non-executive director, Chairman of the Audit Committee and member of the Nomination Committee. Aged 56

Rob Rowley has been an independent non-executive director of Prudential since July 1999. He was appointed as Chairman of the Audit Committee in June 2000 and as Senior Independent Director of Prudential in December 2003. He is also executive Deputy Chairman of Cable and Wireless plc and a non-executive director of Liberty International plc. Until the end of 2005, he was also a non-executive director of Taylor Nelson Sofres plc. He retired as a director of Reuters Group PLC in December 2001, where he was Finance Director from 1990 to 2000.

Ages as at 15 March 2006

Summary corporate governance report

The directors are committed to high standards of corporate governance and support the Combined Code on Corporate Governance issued by the Financial Reporting Council (the Code). Apart from the requirement under the Code that shareholders be sent the notice of Annual General Meeting at least 20 working days before the meeting, the Company has complied throughout the financial year ended 31 December 2005 with all the Code provisions set out in Section 1 of the Code. As a result of the late publication of FRS 27, ‘Life Assurance’ which was only released on 13 December 2004, the Company was unable to comply with the 20 working day requirement under the Code and so gave the statutory 21 clear days’ notice of the Annual General Meeting.

We have applied the principles of the Code in the manner described below and in the summary remuneration report. The 2005 Annual Report contains our full corporate governance statement and remuneration report.

The Board

As at 31 December 2005, the Board comprised the Chairman, five executive directors and seven independent non-executive directors. Since the year-end, Nick Prettejohn has been appointed as an additional executive director with effect from 1 January 2006. The non-executive directors bring a wide range of business, financial and global experience to the Board. Biographical details of the current Board members appear on pages 26 and 27. The roles of Chairman and Group Chief Executive are separate and clearly defined, and have been approved by the Board so that no individual has unfettered powers of decision. The Chairman is responsible for the leadership and governance of the Board as a whole and the Group Chief Executive for the management of the Group and the implementation of Board strategy and policy on the Board’s behalf. In discharging his responsibility, the Group Chief Executive is advised and assisted by the Group Executive Committee, comprising all the business unit heads and a Group Head Office team of functional specialists. Rob Rowley is the Company’s Senior Independent Director, to whom concerns may be conveyed by shareholders if they are unable to resolve them through the existing mechanisms for investor communications, or where such channels are inappropriate. The Chairman meets, at least annually, with the non-executive directors without the executive directors being present.

During 2005, the Board met 14 times and held a separate two-day strategy meeting. Each year, one of the Board meetings is held at one of the Group’s business operations to facilitate a fuller understanding of the diversity of the business. All the directors attended all scheduled Board meetings occurring during their period of appointment, apart from Jonathan Bloomer and Mark Wood, who were not required to attend Board meetings after it had been agreed that they would cease to be directors of the Company. There were four additional Board meetings, and the majority of the directors attended most of those meetings. Where a director was not able to attend any of the additional meetings, their views were canvassed by the Chairman prior to the meeting. A further six Board Committee meetings took place during the year. In addition, the Chairman met with the non-executive directors without the executive directors being present in March, July and December. The Board’s terms of reference, which are regularly reviewed, set out those matters specifically reserved to it for decision, in order to ensure that it exercises control over the Group’s affairs.

A corporate governance framework approved by the Board maps out the internal approvals processes and those matters which may be delegated.

The Board has approved a procedure whereby directors have the right in furtherance of their duties to seek independent professional advice at the Company’s expense.

Throughout the year, all the non-executive directors were considered by the Board to be independent in character and judgement. Non-executive directors are appointed initially for a three-year term. Their appointment is reviewed towards the end of this period against performance and the requirements of the Group’s businesses. Upon appointment, all directors embark upon a wide-ranging induction programme. A programme of on-going professional development was undertaken for all directors in 2005.

All directors are required to submit themselves for re-election at the Annual General Meeting at least every three years, and annually following their reaching the age of 70.

An evaluation was carried out of the performance of the Board and its Committees, and of the individual directors, for the year 2005, in line with the requirements of the Code. The aim was to improve individual contributions, the effectiveness of the Board and its Committees and the Group’s performance.

As a major institutional investor, the Company is acutely aware of the importance of maintaining good relations with its shareholders. The Chairman and the Senior Independent Director gave feedback to the Board on issues raised with them by major shareholders. Should major shareholders wish to meet newly appointed directors they are welcome to do so.

The Board has adopted a Code of Business Conduct, which sets out the behaviour expected of staff in their dealings with shareholders, customers, fellow employees, suppliers and other stakeholders of the Group. A copy of the Company’s Code of Business Conduct may be found on the website www.prudential.co.uk/prudential-plc/cr/managementpolicies/codeofconduct

Board committees

The Board has established the following standing committees of non-executive directors with written terms of reference which are kept under regular review:

Audit Committee report

At Prudential, the Audit Committee is a key element of the governance framework. This report sets out its responsibilities and the work the Committee has done to meet its objectives.

The Audit Committee’s principal oversight responsibilities cover:

• Internal control and risk management;

• internal audit;

• external audit (including auditor independence); and

• financial reporting.

The Committee has formal terms of reference set by the Board, which are reviewed regularly.

All the members of the Audit Committee are independent non-executive directors. The members of the Committee are:

Rob Rowley FCMA (Chairman)

Keki Dadiseth FCA (appointed 5 May 2005)

Kathleen O’Donovan ACA

James Ross

Full biographical details of the members of the Audit Committee, including their relevant experience, are set out on page 27.

The Board has designated Rob Rowley as its Audit Committee financial expert for Sarbanes-Oxley Act purposes; he also has recent and relevant financial experience for the purposes of the Code.

The Committee continued to receive detailed presentations from senior management throughout the year. These presentations were designed to keep members up to date and aware of the impact on the business of changes to international accounting standards and practices, including International Financial Reporting Standards (IFRS) and European Embedded Value (EEV).

The Audit Committee met nine times during the year. Additionally, by invitation, the Chairman of the Board, Group Chief Executive, Group Finance Director, Group Chief Risk Officer, Group Company Secretary, Heads of Internal Audit, Group Risk and Group Compliance, as well as the external auditor, attended some of the meetings.

The Audit Committee Chairman reported to the Board on matters of particular significance after each Committee meeting. The minutes of Committee meetings were circulated to all Board members.

The Audit Committee reviewed the Group’s statement on internal control systems prior to its endorsement by the Board. It also reviewed the policies and processes for identifying, assessing and managing business risks.

From 31 December 2006, the Group must undertake an annual assessment of the effectiveness of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. The Committee has overseen the progress of this project through regular status reports submitted by management in 2005. During the year, the Group’s external auditor, KPMG Audit Plc, reported to the Committee on the Company’s progress towards compliance with Section 404.

Each of the Group’s business units has an internal audit team, the heads of which, from 1 January 2006, report to the Group-wide Internal Audit Director. Internal audit resources, plans and work are overseen by the Group Audit Committee and by business unit audit committees. During the year, the committees reviewed and approved internal audit’s plans, resources and the results of its work. Reporting to the Group Audit Committee by Group Internal Audit is through formal reports four times during the year and through private meetings, as well as regular private meetings between the Chairman of the Committee and the Group-wide Internal Audit Director. Additionally, the Chairman of the Committee attended the Group’s internal audit conference in September 2005.

The Audit Committee has a key oversight role in relation to the external auditor, KPMG Audit Plc, whose primary relationship is with the Committee. The Group’s Auditor Independence Policy ensures that the independence and objectivity of the external auditor is not impaired, and that the Group maintains a sufficient choice of appropriately qualified audit firms.

For the year ended 31 December 2005, fees for audit services of £6.8 million were approved by the Committee. All fees for non-audit services were approved by the Committee, in accordance with the Group’s Auditor Independence Policy, prior to work commencing. The Audit Committee reviewed the non-audit services being provided to the Group by its external auditor at regular intervals in 2005. During the year, fees for non-audit services of £5.6 million were approved by the Audit Committee. Fees for non-audit services amounted to 45 per cent of total fees paid to KPMG Audit Plc. These fees primarily related to assurance services associated with the implementation of IFRS and EEV accounting requirements, Sarbanes-Oxley requirements and other regulatory changes, and also to due diligence work related to the acquisition of the Egg minority.

At each meeting, the Committee received and reviewed a report on calls to the confidential reporting line, which is made available to employees to enable them to communicate confidentially on matters of concern, and actions taken in response to these calls. The Committee also considered whether any internal control implications arose from communications received. No internal control implications were raised from calls to the confidential helpline.

During the year, the Audit Committee undertook a formal review of its own effectiveness and the Committee is satisfied, based on the findings of this review, that it had been operating as an effective Audit Committee, meeting all applicable legal and regulatory requirements. Further reviews of the effectiveness of the Audit Committee will be undertaken annually.

Remuneration Committee report

Roberto Mendoza (Chairman)

Keki Dadiseth (appointed 1 April 2005)

Michael Garrett

Bridget Macaskill

Kathleen O’Donovan (until 22 September 2005)

James Ross (until 22 September 2005)

Rob Rowley (until 22 September 2005)

Full biographical details of the members of the Remuneration Committee, including their relevant experience, are set out on page 27.

The Remuneration Committee is comprised exclusively of independent non-executive directors of the Company. While the Chairman and Group Chief Executive are not members, they attend meetings unless they have a conflict of interest. The Remuneration Committee normally has scheduled meetings at least three times a year and a number of additional meetings, as required, to review remuneration policy. The Remuneration Committee determines the remuneration packages of the Chairman and executive directors. During 2005, a total of 11 meetings were held. In framing its remuneration policy, the Committee has given full consideration to the provisions of Schedule A to the Code. The summary remuneration report prepared by the Board is set out on pages 31 to 33. In preparing the report, the Board has followed the provisions of the Code and The Directors’ Remuneration Report Regulations 2002.

Nomination Committee report

Sir David Clementi (Chairman)

Jonathan Bloomer (until 5 May 2005)

Bridget Macaskill

Kathleen O’Donovan (until 22 September 2005)

James Ross (from 22 September 2005)

Rob Rowley

The Nomination Committee now comprises exclusively independent non-executive directors and the Chairman, and meets as required to consider candidates for appointment to the Board and to make recommendations to the Board in respect of those candidates. The current Group Chief Executive is also closely involved in the work of the Committee and is invited to attend and contribute to meetings of the Committee. The Committee, in consultation with the Board, evaluates the balance of skills, knowledge and experience on the Board and makes recommendations regarding appointments based on merit and against objective criteria and the requirements of the Group’s business. In appropriate cases, search consultants are used to identify suitable candidates.

Board Committees - terms of reference

The full terms of reference of the Audit, Remuneration and Nomination Committees are available on the Company’s website at www.prudential.co.uk/prudential-plc/aboutpru/corporategovernance/boardcommittees Hard copies may be obtained upon written request to the Company Secretary at the Company’s registered office.

Sarbanes-Oxley Act

The Sarbanes-Oxley Act 2002 (the Act) was passed by the US Congress in July 2002 to establish new or enhanced standards for corporate accountability in the US. As a result of the listing of its securities on the New York Stock Exchange, the Company must comply with the relevant provisions of the Act. The Company has already adopted procedures to comply with all applicable provisions of the Act.

Risk management and internal control

The Board has overall responsibility for the internal controls. The Board has conducted a review of the effectiveness of the Group’s system of internal control. The focus on aligning the taking of risk with the achievement of business objectives means that the control procedures and systems the Group has established are designed to manage, rather than eliminate, the risk of failure to meet business objectives and can only provide reasonable and not absolute assurance against material mis-statement or loss. The system of internal control includes financial, operational and compliance controls and risk management.

The Group’s internal control framework includes detailed procedures laid down in financial and actuarial procedure manuals. The Group prepares an annual business plan with three-year projections. Executive management and the Board receive monthly reports on the financial position of the Group and actual performance against plan, together with updated forecasts.

The Group Risk Framework requires that all of the Group’s businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group.

Summary remuneration report

This report summarises information about the remuneration of the Company’s directors. The full directors’ remuneration report contains further explanations about our policies and arrangements and is available in our Annual Report and on our website. It has been approved by the Board and complies with The Directors’ Remuneration Report Regulations 2002.

The Remuneration Committee

The terms of reference of the Remuneration Committee are available on the Company’s website. A copy can also be obtained by contacting the Company Secretary. The members of the Remuneration Committee during 2005 are listed in the Summary Corporate Governance Report.

Remuneration policy

The aim of the Company’s remuneration policy is to be able to recruit and retain the highest calibre executives. To achieve this objective, Prudential must continue to use remuneration practices relevant to the different markets in which the Company does business around the world. The Remuneration Committee considers remuneration within the context of the UK’s regulatory framework and shareholder views, and is guided by UK corporate governance standards.

Remuneration policy for executive directors

The Remuneration Committee recognises that a successful remuneration policy needs to be sufficiently flexible to take account of changes in the Company’s business environment. The elements of remuneration, the 2006 policy and details of proposed new long-term incentive plans are described below and also set out in the Notice of Annual General Meeting 2006 that accompanies this report. The remuneration policy that applied in 2005 is also set out below.

Key principles of the remuneration policy

The principles developed by the Remuneration Committee reflect the relative importance of those elements that are fixed and those that are variable and related to performance.

• A high proportion of total remuneration will be delivered through performance-related reward;

• the total remuneration package for each executive director will be set in relation to the relevant employment market;

• a significant element of performance-related reward will be provided in the form of shares;

• performance for business unit executives will be measured at both a business unit and Group level; and

• performance measures will include both absolute financial      measures and comparative measures as appropriate to provide a clear alignment between the creation of shareholder value and reward.

Elements of the remuneration package

Executive directors are provided with basic salary, annual bonuses and long-term incentive arrangements that are tailored to their respective roles and employment markets. These elements are normally reviewed each year. Basic salaries will be reviewed with respect to the relevant market, taking into account total remuneration. Annual bonus arrangements depend on financial and individual performance while the long-term arrangements depend on Group and, where relevant, business unit performance, with a portion being share-based. All current executive directors have contracts that require the Company to provide one year’s notice.

Directors’ remuneration for 2005	Salary/ fees £000	Bonus £000	Other payments £000	Benefits(†) £000	Total emoluments 2005 £000	Total emoluments 2004 £000
Chairman
Sir David Clementi	450			29	479	460
Executive directors
Jonathan Bloomer (until 5 May 2005)	279	150		26	455	1,120
Philip Broadley	500	459		41	1,000	788
Clark Manning	467	1,263		21	1,751	1,486
Michael McLintock	320	1,515		43	1,878	1,774
Mark Norbom#	500	370	90	214	1,174	1,342
Mark Tucker (from 6 May 2005)	509	503		118	1,130	—
Mark Wood*	464	358		43	865	966
Total executive directors	3,039	4,618	90	506	8,253	7,476
Non-executive directors
Bart Becht (until 31 August 2004)	—				—	33
Keki Dadiseth (from 1 April 2005)	37				37	—
Michael Garrett (from 1 September 2004)	50				50	17
Bridget Macaskill	50				50	50
Roberto Mendoza**	135				135	135
Kathleen O’Donovan	60				60	55
James Ross (from 6 May 2004)	60				60	36
Rob Rowley	90				90	90
Sandy Stewart (until 6 May 2004)	—				—	49
Total non-executive directors	482				482	465
Overall total	3,971	4,618	90	535	9,214	8,401

† Benefits include cash allowances for cars.

* Mark Wood resigned as a director with effect from 17 October 2005 and remained an employee of the Company until 1 February 2006.

** Roberto Mendoza’s fees include fees from Egg plc.

# Includes allowances in respect of his expatriate status.

Non-executive directors do not have service contracts; they receive fees, are not eligible for any incentive plans and are not members of any company pension scheme.

Basic salary

The basic salaries of the executive directors at 1 January 2006 are:

Philip Broadley	£530,000 per annum
Clark Manning	US$925,000 per annum
Michael McLintock	£320,000 per annum
Mark Norbom	£515,000 per annum
Nick Prettejohn	£575,000 per annum
Mark Tucker	£840,000 per annum

Annual incentive plans

Annual incentive payouts for executive directors depend on performance and are paid in cash or shares as indicated below. Annual bonuses for 2006 will be based on a combination of Group and business unit financial measures and the individual strategic targets set for each director. Payouts are not pensionable.

The levels of award as a percentage of salary are as follows:

	2005		2006
	Target %	Maximum %	Target %	Maximum %
Jonathan Bloomer	50	110	na	na
Philip Broadley	50	110	50	110
Clark Manning*	100	120	100	120
Michael McLintock	300	500	300	500
Mark Norbom	50	110	50	110
Nick Prettejohn	na	na	50	110
Mark Tucker	50	110	75	125
Mark Wood	50	110	na	na

The portion of the award for performance above target is made in the form of Prudential shares deferred for three years, except for Clark Manning’s 2005 annual incentive plan. Deferred share award values are included in the figures in the Remuneration table.

*Clark Manning also receives a percentage share of a Jackson National Life (JNL) bonus pool geared to the profits of JNL.

Long-term incentive plans

All our current and proposed long-term incentive plans for executive directors have three-year performance periods and are designed to drive the underlying financial performance of the business.

Under the 2006 policy, at least half of any shares that vest from long-term incentive plans must be held until the guideline shareholdings set out on page 33 have been reached.

2006 long-term incentive award policy

2006 Group Performance Share Plan

Shareholder approval is being sought for the introduction of a new Group Performance Share Plan to replace the Restricted Share Plan (RSP) which expires this year.

The proposed new plan, in which all executive directors would be eligible to participate, will deliver shares subject to performance measured over three years. Participants will be entitled to receive the value of reinvested dividends over the performance period for those shares that vest.

The new Group Performance Share Plan rewards the achievement of TSR out-performance of an index comprised of peer group companies. The comparator companies represent the international industry in which Prudential operates: Aegon; Allianz; Aviva; Axa; Friends Provident; Generali; ING; Legal & General; Manulife and Old Mutual. The Remuneration Committee will keep the group of companies under review.

Awards will vest on the basis of the schedule set out below:

TSR relative to the Index at the end of the third year	Percentage of award that vests
Less than Index return	Nil
Index performance	25%
Index performance x 110%	75%
Index performance x 120%	100%

Vesting between each performance point is on a straight-line sliding scale basis.

The Remuneration Committee must also be satisfied that the quality of the underlying financial performance justifies the level of award delivered at the end of the performance period, and would adjust awards accordingly at its discretion.

2006 business unit long-term incentive plans

Shareholder approval is being sought for the introduction of a Business Unit Performance Plan. This plan provides a common framework under which awards will be made to the Chief Executives of Prudential UK & Europe, JNL and Prudential Corporation Asia to replace the existing incentive plans for these businesses. Michael McLintock will receive 2006 awards under the M&G Chief Executive Long-term Incentive Plan as described in the section on 2005 long-term incentive plans below.

The Group Chief Executive and the Group Finance Director will not participate in this plan.

Half of the awards will be denominated and delivered in shares. The remaining half will be paid in cash. Participants will be entitled to receive the value of reinvested dividends over the performance period for those shares that vest.

The performance condition for the awards under the Business Unit Performance Plan will be based on growth in Shareholder Capital Value, which is defined as shareholders’ capital and reserves on a European Embedded Value (EEV) basis.

This measure has been chosen on the basis that it is transparent and reflects the creation of value for shareholders. Shareholder Capital Value will be based on the figure disclosed in the Annual Report, on a constant exchange rate basis for the relevant business and adjusted for capital injections and dividends in the period.

The growth parameters for the awards will be relevant to each region. For 2006, awards under the Business Unit Performance Plan, the proposed targets are as follows:

Percentage of award that vests	Growth in shareholder capital value p.a.
	UK	JNL	Asia
0%	<8%	<8%	<15%
30%	8%	8%	15%
75%	11%	10%	22.5%
100%	14%	12%	30%

Vesting between each performance point is on a straight-line sliding scale basis.

The Remuneration Committee must also be satisfied that the quality of the underlying financial performance justifies the level of award delivered at the end of the performance period, and would adjust awards accordingly at its discretion.

2006 long-term incentive awards

The proposed awards for 2006 under the new schemes are set out below.

	Group Performance Share Plan	Business Unit Performance Plan*
Group Chief Executive	200%	na
Group Finance Director	160%	na
Chief Executive, Prudential Corporation Asia	140%	140%
Chief Executive, JNL	230%	230%
Chief Executive, M&G	100%	c. 200%**
Chief Executive, Prudential UK & Europe	130%	130%

* In the case of the Chief Executive M&G, this is the M&G Chief Executive LTIP.

** Estimated value.

2006 shareholding guidelines

A guideline is being introduced from 2006 that executive directors should hold a substantial number of shares according to the following schedule.

Group Chief Executive	2 x basic salary
Chief Executive M&G	2 x basic salary
Other executive directors	1 x basic salary

Shares earned and deferred under the annual incentive plan are included in the guideline.

2005 long-term incentive awards

RSP (up to and including 2005)

The RSP rewards the achievement of Prudential’s TSR relative to other companies in the FTSE 100 at the beginning of each performance period. RSP awards made before 2004 vested for performance above sixtieth percentile. For 2004 and 2005 no award is made if the Company’s TSR performance is ranked below fiftieth percentile. For any awards to vest, the Remuneration Committee must also be satisfied with the Company’s underlying financial performance over the performance period.

Maximum RSP award as % of salary - awarded for TSR ranking at 20th percentile or above
Jonathan Bloomer*	200
Philip Broadley	160
Clark Manning	160
Michael McLintock	80
Mark Norbom	160
Mark Wood**	160

* Left the Company 5 May 2005.

** Left the Company 1 February 2006.

Business-specific long-term incentive plans up to and including 2005

Clark Manning

Clark Manning participated in a cash-based long-term plan that rewards the growth in appraisal value of JNL. All awards are adjusted by the Prudential plc share price change over the performance period. For 2005 the initial award value, depending on performance, is US$864,240 adjusted by the share price change, with a maximum of three times the initial award value.

Michael McLintock

Michael McLintock participated in the M&G Chief Executive Long-Term Incentive Plan that provides a cash reward through three-year phantom M&G share awards and phantom M&G share options based on the profits of M&G and M&G fund performance. For 2005 the face value of the phantom share award is £225,000 and the phantom option award has a face value of £367,800.

Mark Norbom

Mark Norbom participated in the 2005 Asian Long-Term Incentive Plan which is a cash-based plan that rewards the growth in value of our Asian operations with a maximum award of 150 per cent of salary.

Mark Wood

Mark Wood participated in a cash-based long-term plan that rewards the growth in appraisal value of Prudential UK & Europe with a maximum award of 100 per cent of salary.

Performance graph

The line graph below represents the comparative TSR of the Company during the five years from 1 January 2001 to 31 December 2005. In producing this graph, it has been assumed that all dividends paid have been reinvested.

This graph shows the Company’s TSR performance against the FTSE 100 index, which is a broad equity market index of UK companies of comparable size and complexity to Prudential.

Summary directors’ report

Principal activity and business review

Prudential plc is the Group holding company and the principal activity of its subsidiary undertakings is the provision of financial services in the UK, the US and Asia. The Group’s businesses and likely future developments are reviewed in the Chairman’s statement on pages 2 and 3, the Group Chief Executive’s review on pages 4 to 7, the business review on pages 14 and 15 and the financial review on pages 16 to 23, which contain details of the development of the businesses of the Group during the financial year and of the Group’s position at the end of it.

In December 2005, the Company announced its intention to acquire the minority interest in Egg plc representing approximately 21.7 per cent of the existing issued share capital of Egg. Under the terms of the offer, Egg shareholders would receive 0.2237 new ordinary shares in the Company for each Egg share. In January 2006, the Company announced that it had received acceptances in respect of 80.3 per cent of the shares that it did not already own and that it would extend the offer until further notice. In February 2006, the Board of Egg announced the delisting of Egg shares. Full acceptance of the offer would result in the issue of 41 million new ordinary shares in the Company representing 1.7 per cent of its issued ordinary share capital as enlarged by this acquisition.

Dividends

The directors recommend that the shareholders declare a final dividend for 2005 of 11.02 pence per share payable on 26 May 2006 to shareholders on the register at the close of business on 24 March 2006. The interim dividend for 2005 was 5.3 pence per share. The total dividend for the year, including the interim dividend and the recommended final dividend, amounts to 16.32 pence per share compared with 15.84 pence per share for 2004. The total cost of dividends in respect of 2005 was £393million.

Directors

A list of the present directors is set out on pages 26 and 27. Keki Dadiseth, Mark Tucker and Nick Prettejohn were appointed as directors on 1 April 2005, 6 May 2005 and 1 January 2006 respectively. In accordance with the Articles of Association, Mark Tucker and Nick Prettejohn will retire and offer themselves for election at the Annual General Meeting on 18 May 2006. Jonathan Bloomer and Mark Wood resigned as directors of the Company on 5 May 2005 and 17 October 2005 respectively. Sir David Clementi, Michael McLintock, Mark Norbom and Kathleen O’Donovan will retire by rotation at the Annual General Meeting and offer themselves for re-election.

Annual General Meeting

The Company’s Annual General Meeting will be held on 18 May 2006 at The Auditorium, The Mermaid Conference Centre, Puddle Dock, Blackfriars, London EC4V 3DB at 11.00am.

Summary Financial Statement and auditor’s report

The auditor’s report on the Group’s 2005 full Annual Report and Accounts for the year ended 31 December 2005 was unqualified and did not include a statement under Section 237(2) (inadequate accounting records or returns not agreeing with records and returns) or Section 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

The summary financial statement on pages 39 to 45 and the summary European Embedded Value basis supplementary information on pages 36 to 38 were approved by the Board of directors on 15 March 2006 and signed on its behalf by Sir David Clementi, Mark Tucker and Philip Broadley.

Independent auditor’s statements

Statement of the independent auditor to the members of Prudential plc pursuant to Section 251 of the Companies Act 1985

We have examined the Summary Financial Statement set out on pages 39 to 45.

This statement is made solely to the Company’s members, as a body, in accordance with Section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in such a statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our work, for this statement, or for the opinions we have formed.

Respective responsibilities of directors and auditor

The directors are responsible for preparing the Annual Review and Summary Financial Statement (Summarised Annual Report) in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement set out on pages 39 to 45 of the Summarised Annual Report with the full annual financial statements, directors’ report and the directors’ remuneration report and its compliance with the relevant requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent mis-statements or material inconsistencies with the Summary Financial Statement.

Basis of opinion

We conducted our work in accordance with Bulletin 1999/6 ‘The Auditor’s Statement on the Summary Financial Statement’ issued by the Auditing Practices Board for use in the United Kingdom. Our report on the Group’s full annual financial statements describes the basis of our audit opinion on those financial statements.

Opinion

In our opinion the Summary Financial Statement set out on pages 39 to 45 is consistent with the full annual financial statements, directors’ report and directors’ remuneration report of Prudential plc for the year ended 31 December 2005 and complies with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

KPMG Audit Plc

Chartered Accountants

London

Registered Auditor

15 March 2006

Statement of the independent auditor to Prudential plc

We have examined the summary European Embedded Value (EEV) basis supplementary information set out on pages 36 to 38.

This statement is made solely to the Company in accordance with our terms of engagement. Our work has been undertaken so that we might state to the Company those matters we have been engaged to state in this statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our work, for this statement, or for the opinions we have formed.

Respective responsibilities of directors and auditor

The directors have accepted responsibility for preparing the summary EEV basis supplementary information within the Summarised Annual Report. Under the terms of our engagement, our responsibility is to report to the Company our opinion on the consistency of the summary EEV basis supplementary information with the full EEV basis supplementary information set out in the Group’s Annual Report and prepared in accordance with the European Embedded Value principles issued in May 2004 by the CFO Forum as supplemented by the Additional Guidance on European Embedded Value Disclosures issued in October 2005 (together ‘the EEV principles’) and on its compliance with Section 251 of the Companies Act 1985 and the regulations made thereunder, as if those requirements were to apply.

We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent mis-statements or material inconsistencies with the summary EEV basis supplementary information.

Basis of opinion

We conducted our work having regard to Bulletin 1999/6 ‘The Auditor’s Statement on the Summary Financial Statement’ issued by the Auditing Practices Board for use in the United Kingdom. Our report on the Group’s full EEV basis supplementary information describes the basis of our audit opinion on that supplementary information.

Opinion

In our opinion the summary EEV basis supplementary information set out on pages 36 to 38 is consistent with the full EEV basis supplementary information in the Group’s Annual Report for the year ended 31 December 2005 and complies with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder, as if those requirements were to apply.

KPMG Audit Plc

Chartered Accountants

London

15 March 2006

European Embedded Value (EEV) basis – summary results

Year ended 31 December 2005

Summarised consolidated income statement

	2005	2004
	£m	£m
Operating profit from continuing operations based on longer-term investment returns
UK insurance operations	426	486
M&G	163	136
Egg	44	61
UK operations	633	683
US operations	755	368
Asian operations	568	464
Other income and expenditure	(244)	(241)
Operating profit from continuing operations based on longer-term investment returns	1,712	1,274
Goodwill impairment charge	(120)	—
Short-term fluctuations in investment returns	1,001	570
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	(47)	(12)
Effect of changes in economic assumptions and time value of cost of options and guarantees	(302)	(48)
Profit from continuing operations before tax (including actual investment returns)	2,244	1,784
Tax	(653)	(553)
Profit from continuing operations for the financial year after tax before minority interests	1,591	1,231
Discontinued operations (net of tax)	3	(94)
Total profit for the year	1,594	1,137
Attributable to:
Equity holders of the Company	1,582	1,138
Minority interests	12	(1)
Total profit for the year	1,594	1,137

Earnings per share

	2005		2004
Continuing operations
From operating profit, based on longer-term investment returns, after related tax and minority interests of £1,339m (2004: £916m)	56.6	p	43.2	p
Based on profit from continuing operations after minority interests of £1,579m (2004: £1,205m)	66.8	p	56.8	p
Discontinued operations
Based on profit (loss) from discontinued operations after minority interests of £3m (2004: £(67)m)	0.1	p	(3.1	)p
Total – based on total profit for the financial year after minority interests of £1,582m (2004: £1,138m)	66.9	p	53.7	p
Average number of shares (millions)	2,365		2,121

European Embedded Value (EEV) basis – movement in shareholders’ capital and reserves and balance sheet

Year ended 31 December 2005

Movement in shareholders’ capital and reserves (excluding minority interests)

	2005	2004
	£m	£m
Profit for the year attributable to equity holders of the Company	1,582	1,138
Items taken directly to equity:
Cumulative effect of IAS 32, IAS 39 and IFRS 4, net of applicable taxes, at 1 January 2005	(25)	—
Unrealised valuation movement on securities classified as available-for-sale at 1 January 2005	(1)	—
Movement on cash flow hedges	(4)	—
Exchange movements	377	(239)
Related tax	65	(1)
Proceeds from Rights Issue, net of expenses	—	1,021
Other new share capital subscribed	55	119
Dividends	(380)	(323)
Reserve movements in respect of share-based payments	15	10
Treasury shares:
Movement in own shares in respect of share-based payment plans	0	(2)
Movement on Prudential plc shares purchased by unit trusts consolidated under IFRS	3	14
Net increase in shareholders’ capital and reserves	1,687	1,737
Shareholders’ capital and reserves, at beginning of year (excluding minority interests):
As previously reported on the Achieved Profits basis	8,596	7,005
Adjustments on implementation of statutory IFRS (excluding IAS 32, IAS 39 and IFRS 4)	165	15
Adjustments on implementation of European Embedded Value (EEV) methodology	(147)	(143)
As restated on EEV basis	8,614	6,877
Shareholders’ capital and reserves at end of year (excluding minority interests)	10,301	8,614

Summarised consolidated balance sheet

31 December 2005

	2005	2004
	£m	£m
Total assets less liabilities, excluding insurance funds	174,258	148,682
Less insurance funds:*
Policyholder liabilities (net of reinsurers’ share) and unallocated surplus of with-profits funds	(169,064)	(144,193)
Less shareholders’ accrued interest in the long-term business	5,107	4,125
	(163,957)	(140,068)
Total net assets	10,301	8,614

Share capital	119	119
Share premium	1,564	1,558
Statutory basis shareholders’ reserves (following adoption of IFRS)	3,511	2,812
Additional EEV basis retained profit	5,107	4,125
Shareholders’ capital and reserves (excluding minority interests)	10,301	8,614

*Including liabilities in respect of insurance products classified as investment contracts under IFRS 4.

The EEV basis information on pages 36 to 38 was approved by the Board of Directors on 15 March 2006.

Sir David Clementi	Mark Tucker
Chairman	Group Chief Executive

Philip Broadley
Group Finance Director

European Embedded Value (EEV) basis – operating profit from continuing operations based on longer-term investment returns*

Year ended 31 December 2005

Results analysis by business area

	2005	2004
	£m	£m
UK operations
New business	243	241
Business in force	183	245
Long-term business	426	486
M&G	163	136
Egg	44	61
Total	633	683
US operations
New business	211	145
Business in force	530	237
Long-term business	741	382
Broker-dealer and fund management	24	15
Curian	(10)	(29)
Total	755	368
Asian operations
New business	413	355
Business in force	163	105
Long-term business	576	460
Fund management	12	19
Development expenses	(20)	(15)
Total	568	464
Other income and expenditure
Investment return and other income	42	0
Interest payable on core structural borrowings	(175)	(154)
Corporate expenditure:
Group Head Office	(70)	(51)
Asia Regional Head Office	(30)	(29)
Charge for share-based payments for Prudential schemes	(11)	(7)
Total	(244)	(241)
Operating profit from continuing operations based on longer-term investment returns	1,712	1,274

Analysed as profits (losses) from:
New business	867	741
Business in force	876	587
Long-term business	1,743	1,328
Asia development expenses	(20)	(15)
Other operating results	(11)	(39)
Total	1,712	1,274

*EEV basis operating profit from continuing operations based on longer-term investment returns excludes goodwill impairment charges, short-term fluctuations in investment returns, the shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes, the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees caused by economic factors. The amounts for these items are included in total EEV profit. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit on ordinary activities and basic earnings per share include these items together with actual investment returns.

Insurance and investment products – new business

Year ended 31 December 2005

Insurance products and investment products*

	Insurance products Gross premiums		Investment products Gross inflows		Total
	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m
UK operations	7,276	6,538	7,916	5,845	15,192	12,383
US operations	5,023	4,420	414	418	5,437	4,838
Asian operations	1,485	1,172	18,457	19,068	19,942	20,240
Group total	13,784	12,130	26,787	25,331	40,571	37,461

Insurance products – new business premiums and contributions*

	Single		Regular		Annual premium equivalents
	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m
UK insurance operations
Direct to customer
Individual annuities	720	630	—	—	72	63
Individual pensions and life	29	19	11	10	14	12
Department of Work and Pensions rebate business	244	265	—	—	24	27
Total	993	914	11	10	110	102
Business to business
Corporate pensions	242	153	146	137	170	152
Individual annuities	212	229	—	—	21	23
Bulk annuities	511	474	—	—	51	47
Total	965	856	146	137	242	222
Intermediated distribution
Life	1,112	1,001	6	5	118	105
Individual annuities	995	1,180	—	—	100	118
Individual and corporate pensions	108	189	25	25	36	44
Department of Work and Pensions rebate business	83	89	—	—	8	9
Total	2,298	2,459	31	30	262	276
Partnerships
Life	814	790	3	2	84	81
Individual and bulk annuities	1,814	1,249	—	—	182	125
Total	2,628	2,039	3	2	266	206
Europe
Life	201	89	—	2	20	11
Total UK insurance operations	7,085	6,357	191	181	900	817

US operations
Fixed annuities	788	1,130	—	—	79	113
Fixed index annuities	616	429	—	—	62	43
Variable annuities	2,605	1,981	—	—	261	198
Life	11	16	14	12	15	14
Guaranteed investment contracts	355	180	—	—	35	18
GIC – Medium Term Notes	634	672	—	—	63	67
Total US operations	5,009	4,408	14	12	515	453

	Single		Regular		Annual premium equivalents
	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m
Asian operations
China	17	9	23	16	25	17
Hong Kong	289	255	83	78	112	103
India (Group’s 26% interest)	4	5	57	33	57	33
Indonesia	42	38	42	28	46	32
Japan	30	17	4	7	7	9
Korea	29	36	132	60	135	64
Malaysia	9	7	66	61	67	62
Singapore	284	199	58	47	86	67
Taiwan	124	88	150	143	162	151
Other	9	8	33	37	34	38
Total Asian operations	837	662	648	510	731	576
Group total	12,931	11,427	853	703	2,146	1,846

Annual premium and contribution equivalents are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts.

Investment products – funds under management*

	1 Jan 2005	Gross inflows	Redemptions	Market and other movements	31 Dec 2005
	£m	£m	£m	£m	£m
UK operations	28,705	7,916	(4,054)	3,629	36,196
US operations	550	414	(116)	125	973
Asian operations	8,538	18,457	(17,130)	267	10,132
Group total	37,793	26,787	(21,300)	4,021	47,301

*The format of the tables shown above is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as ‘insurance’ refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

The details shown above for insurance products include contributions for contracts that are classified under IFRS 4, ‘Insurance Contracts’ as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK insurance operations, and guaranteed investment contracts and similar funding agreements written in US operations.

UK and Asian investment products referred to in the tables above are unit trusts, mutual funds and similar types of retail fund management arrangements. US investment products relate to assets under administration in Curian. These are unrelated to insurance products that are classified as ‘investment contracts’ under IFRS 4, as described above, although similar IFRS recognition principles apply to the acquisition costs and fees attaching to this type of business.

IFRS basis – summary results

Year ended 31 December 2005

Consolidated income statement

	2005	2004
	£m	£m
Gross premiums earned	15,225	16,408
Outward reinsurance premiums	(197)	(256)
Earned premiums, net of reinsurance	15,028	16,152
Investment income	24,013	15,750
Other income	2,084	2,002
Total revenue, net of reinsurance	41,125	33,904
Benefits and claims and movement in unallocated surplus of with-profits funds	(33,100)	(26,593)
Acquisition costs and other operating expenditure	(5,552)	(5,563)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(208)	(187)
Goodwill impairment charge	(120)	—
Total charges	(38,980)	(32,343)
Profit before tax*	2,145	1,561
Tax attributable to policyholders’ returns	(1,147)	(711)
Profit before tax attributable to shareholders	998	850

Tax expense	(1,388)	(951)
Less: tax attributable to policyholders’ returns	1,147	711

Tax attributable to shareholders’ profits	(241)	(240)
Profit from continuing operations after tax	757	610
Discontinued operations (net of tax)	3	(94)

Profit for the year	760	516

Attributable to:
Equity holders of the Company	748	517
Minority interests	12	(1)
Profit for the year	760	516

* Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders’ profits.

Earnings per share

	2005		2004
Basic (based on 2,365m and 2,121m shares respectively):
Based on profit from continuing operations attributable to the equity holders of the Company	31.5	p	27.5	p
Based on profit (loss) from discontinued operations attributable to the equity holders of the Company	0.1	p	(3.1	)p
	31.6	p	24.4	p
Diluted (based on 2,369m and 2,124m shares respectively):
Based on profit from continuing operations attributable to the equity holders of the Company	31.5	p	27.5	p
Based on profit (loss) from discontinued operations attributable to the equity holders of the Company	0.1	p	(3.1	)p
	31.6	p	24.4	p

Dividends

	2005	2004
	£m	£m
Dividends declared and paid in reporting period
Parent Company:
Interim dividend (2005: 5.30p, 2004: 5.19p per share)	126	109
Final dividend for prior period (2004: 10.65p, 2003: 10.29p per share)	252	214
Subsidiary company payment to minority interests	2	—
Total	380	323
Parent Company dividends relating to reporting period:
Interim dividend (2005: 5.30p, 2004: 5.19p per share)	126	109
Final dividend (2005: 11.02p, 2004: 10.65p per share)	267	252
Total	393	361

A final dividend of 11.02 pence per share was proposed on 15 March 2006. This dividend will be paid on 26 May 2006 to shareholders on the register at the close of business on 24 March 2006. This final dividend will absorb an estimated £267 million of shareholders’ funds. A scrip dividend alternative will be offered to shareholders.

Emoluments

The total emoluments of the directors were £9,214,000 (2004: £8,401,000).

IFRS basis – statement of changes in equity

Statement of changes in equity

	2005
					Available-
					for-sale
	Share	Share	Retained	Translation	securities	Hedging	Shareholders’	Minority	Total
	capital	premium	earnings	reserve	reserve	reserve	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Profit for the year			748				748	12	760
Items recognised directly in equity:
Exchange movements				268			268		268
Movement on cash flow hedges						(4)	(4)	1	(3)
Unrealised valuation movements on securities classified as available-for-sale from 1 January 2005:
Unrealised holding losses arising during the year					(773)		(773)		(773)
Less reclassification adjustment for losses included in the income statement					22		22		22
Unrealised investment losses, net					(751)		(751)		(751)
Related change in amortisation of deferred income and acquisition costs					307		307		307
Related tax				65	152	1	218		218
Total items recognised directly in equity				333	(292)	(3)	38	1	39
Total income and expense for the year			748	333	(292)	(3)	786	13	799
Cumulative effect of changes in accounting policies on adoption of IAS 32, IAS 39 and IFRS 4, net of applicable taxes at 1 January 2005		2	(173)		397		226	(3)	223
Dividends			(380)				(380)		(380)
Reserve movements in respect of share-based payments			15				15	(1)	14
Change in minority interests arising principally from purchase and sale of venture investment companies and property partnerships of the PAC with-profits fund								26	26

Share capital and share premium
New share capital subscribed	0	55					55		55
Transfer to retained earnings in respect of shares issued in lieu of cash dividends		(51)	51				0		0

Treasury shares
Movement in own shares in respect of share-based payment plans			0				0		0
Movement on Prudential plc shares purchased by unit trusts consolidated under IFRS			3				3		3
Net increase in equity		6	264	333	105	(3)	705	35	740
At beginning of year:
As previously reported under UK GAAP	119	1,558	2,604				4,281	71	4,352
Changes arising from adoption of IFRS			368	(160)			208	66	274
As restated under IFRS	119	1,558	2,972	(160)			4,489	137	4,626
At end of year	119	1,564	3,236	173	105	(3)	5,194	172	5,366

	2004
	Share	Share	Retained	Translation	Shareholders’	Minority	Total
	capital	premium	earnings	reserve	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m
Reserves			517		517	(1)	516
Profit for the year
Items recognised directly in equity:
Exchange movements				(172)	(172)		(172)
Related tax				12	12		12
Total items recognised directly in equity				(160)	(160)		(160)
Total income and expense for the year			517	(160)	357	(1)	356
Dividends			(323)		(323)		(323)
Reserve movements in respect of share-based payments			10		10		10
Change in minority interests arising principally from purchase and sale of venture investment companies and property partnerships of the PAC with-profits fund						1	1

Share capital and share premium
Proceeds from Rights Issue, net of expenses	17	1,004			1,021		1,021
Other new share capital subscribed	2	117			119		119
Transfer to retained earnings in respect of shares issued in lieu of cash dividends		(116)	116		0		0

Treasury shares
Movement in own shares in respect of share-based payment plans			(2)		(2)		(2)
Movement on Prudential plc shares purchased by unit trusts consolidated under IFRS			14		14		14
Net increase in equity	19	1,005	332	(160)	1,196	0	1,196
At beginning of year:
As previously reported under UK GAAP	100	553	2,587		3,240	107	3,347
Changes arising from adoption of IFRS			53		53	30	83
As restated under IFRS	100	553	2,640		3,293	137	3,430
At end of year	119	1,558	2,972	(160)	4,489	137	4,626

IFRS basis – consolidated balance sheet

31 December 2005

Consolidated balance sheet

	2005	2004
	£m	£m
Assets
Goodwill:
Attributable to PAC with-profits fund	607	784
Attributable to shareholders	1,341	1,461
Total	1,948	2,245
Other intangible assets:
PAC with-profits fund	35	798
Other operations	2,405	2,244
Total	2,440	3,042
Other non-investment and non-cash assets:
Property, plant and equipment	910	967
Reinsurers’ share of policyholder liabilities	1,278	1,018
Deferred tax assets	755	827
Current tax recoverable	231	159
Accrued investment income	1,791	1,733
Other debtors	1,318	1,188
Total	6,283	5,892
Investments of long-term business, banking and other operations:
Investment properties	13,180	13,303
Investments accounted for using the equity method	5	5
Financial investments:
Loans and receivables	13,245	12,430
Equity securities and portfolio holdings in unit trusts	71,985	54,466
Debt securities	82,471	76,374
Other investments	3,879	2,537
Deposits	7,627	5,271
Total investments	192,392	164,386
Held for sale assets	728	100
Cash and cash equivalents	3,586	4,341
Total assets	207,377	180,006

	2005	2004
	£m	£m
Equity and liabilities
Equity
Shareholders’ equity	5,194	4,489
Minority interests	172	137
Total equity	5,366	4,626

Liabilities
Banking customer accounts	5,830	6,607
Policyholder liabilities and unallocated surplus of with-profits funds:*
Insurance contract liabilities	120,436
Investment contract liabilities with discretionary participation features	26,523
Investment contract liabilities without discretionary participation features	12,026
Technical provisions in respect of non-linked business		104,996
Technical provisions for linked liabilities		24,066
Unallocated surplus of with-profits funds:
Reflecting application of ‘realistic’ basis provisions for UK regulated with-profits funds	11,357
Reflecting previous UK GAAP basis of provisioning		16,149
Total policyholder liabilities and unallocated surplus of with-profits funds	170,342	145,211
Core structural borrowings of shareholder-financed operations:
Subordinated debt (other than Egg)	1,646	1,429
Other	1,093	1,368
	2,739	2,797
Egg subordinated debt	452	451
Total	3,191	3,248
Other borrowings:
Operational borrowings attributable to shareholder-financed operations	6,432	6,421
Borrowings attributable to with-profits funds	1,898	2,137

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	4,529	3,819
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	965	808
Current tax liabilities	962	1,018
Deferred tax liabilities	2,991	2,279
Accruals and deferred income	506	655
Other creditors	1,478	996
Provisions	972	1,006
Other liabilities	1,769	1,175
Held for sale liabilities	146	—
Total	14,318	11,756
Total liabilities	202,011	175,380
Total equity and liabilities	207,377	180,006

*The presentation of insurance and investment contract liabilities to policyholders reflects the adoption of IAS 32, IAS 39 and IFRS 4 at 1 January 2005. The comparative liabilities for 2004 reflect the previous UK GAAP basis.

The financial statements on pages 39 to 45 were approved by the Board of Directors on 15 March 2006.

Sir David Clementi	Mark Tucker
Chairman	Group Chief Executive

Philip Broadley
Group Finance Director

Supplementary IFRS basis results - operating profit from continuing operations

Year ended 31 December 2005

Results analysis by business area

			Based on
			pro forma
			IFRS basis
	Based on statutory IFRS basis results (note i)		results (note i)
	2005	2004	2004
	£m	£m	£m
UK operations
UK insurance operations	400	305	296
M&G	163	136	136
Egg	44	61	61
Total	607	502	493
US operations
Jackson National Life	348	296	296
Broker-dealer and fund management (including Curian losses of £10m (2004: £29m))	14	(14)	(14)
Total	362	282	282
Asian operations
Long-term business	195	117	117
Fund management	12	19	19
Development expenses	(20)	(15)	(15)
Total	187	121	121
Other income and expenditure
Investment return and other income	87	44	44
Interest payable on core structural borrowings	(175)	(154)	(154)
Corporate expenditure:
Group Head Office	(70)	(51)	(51)
Asia Regional Head Office	(30)	(29)	(29)
Charge for share-based payments for Prudential Schemes	(11)	(7)	(7)
Total	(199)	(197)	(197)
Operating profit from continuing operations based on longer-term investment returns (note ii)	957	708	699
Goodwill impairment charge (note iii)	(120)	—	—
Short-term fluctuations in investment returns on shareholder-backed business	211	149	293
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	(50)	(7)	(7)
Profit from continuing operations before tax attributable to shareholders (including actual investment returns)	998	850	985

Notes

(i) Basis of preparation

Except in respect of three IFRS standards, the 2005 and 2004 statutory IFRS basis results in the table above have been prepared consistently. However, as permitted by the IFRS transition rules, and consistent with the approach of groups with significant banking operations where retrospective application is complex and onerous, the results include the effects of the adoption of the standards IAS 32, IAS 39 and IFRS 4 from 1 January 2005 rather than 1 January 2004. Pro forma basis comparative results for 2004, as if these standards had been applied by the Group’s insurance operations from 1 January 2004, have been provided as additional information. The pro forma results for 2004 are not audited. The principal area of inconsistency between the bases of measurement applied in 2004 and 2005 as it affects profits relates to the valuation of derivatives of Jackson National Life (JNL). The value movements on these derivatives are recorded in the income statement for 2005. In the analysis shown above the movements are included in short-term fluctuations in investment returns. For 2004, the derivatives were recorded at amortised cost so value movements do not feature in the- statutory basis results. Other smaller valuation differences for investment contracts measured under IAS 39 also slightly affect the comparison of operating profits.

(ii) Operating profit based on longer-term investment returns

Operating profit based on longer-term investment returns is a supplemental measure of results. For the purposes of measuring operating profit, investment returns on shareholder-financed business are based on expected longer-term rates of return. The expected longer-term rates of return are intended to reflect historical real rates of return and, where appropriate, current inflation expectations adjusted for consensus economic and investment forecasts. The significant operations that require adjustment for the difference between actual and longer-term investment returns are JNL and certain Asian operations. The amounts included in operating results for long-term capital returns for debt securities comprise two components. These are a risk margin reserve based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortisation of interest related gains and losses for operating results based on longer-term results to the date when sold bonds would otherwise have matured.

(iii) Goodwill impairment charge

The charge for goodwill impairment of £120 million relates to the Japan life business.

Basis of financial reporting

International Financial Reporting Standards (IFRS) basis reporting

Previously, the Group’s primary financial statements were prepared using the modified statutory basis of reporting in compliance with the Companies Act requirements and the revised Statement of Recommended Practice issued by the Association of British Insurers in November 2003. The European Union (EU) requires that all listed European groups prepare their 2005 financial statements in accordance with International Financial Reporting Standards (IFRS) adopted by the EU. These statements are set out on pages 39 to 45.

As permitted by the International Accounting Standards Board, the Group has chosen to adopt all IFRS standards from 1 January 2004  other than IAS 32, ‘Financial instruments: Disclosure and Presentation’,  IAS 39, ‘Financial Instruments: Recognition and Measurement’, and IFRS 4, ‘Insurance Contracts’ which were adopted from 1 January 2005.  However, mindful of the impact on the Group’s insurance operations, particularly Jackson National Life (JNL) in the US, the Group has analysed the effect of adopting these standards for those businesses as if they had been applied in 2004, as set out on page 46.

The two areas of change that are of particular relevance to Prudential’s results are:

• Altered valuation bases for JNL derivatives and debt securities; and

• recognition of the shareholders’ share of deficits on defined benefit pension schemes in shareholders’ equity.

In preparing its IFRS basis results, the Group has chosen to continue to provide supplementary analysis of the profit before shareholder tax so as to distinguish operating results based on longer-term investment returns, actuarial and other gains and losses on defined benefit pension schemes, and goodwill impairment charges. The Group has also made a discretionary change of accounting policy at the same time as the adoption of IFRS standards. The change principally affects the determination of longer-term returns for JNL that are credited to operating results. Total profit before tax is unaffected by this change.

Total profit before tax now includes value movements on derivatives that JNL uses for economic hedging together with actuarial and other gains and losses on the Group’s defined benefit pension schemes. As a result, total profit before tax is expected to be more volatile. In addition, IFRS basis shareholders’ equity will be more volatile from period to period because of market value movements on debt securities of JNL which are classified as available-for-sale.

The adoption of IFRS does not have a significant impact on the business or the underlying financial position.

European Embedded Value (EEV) basis reporting

Life insurance products are, by their nature, long-term and the profit on this business is generated over a significant number of years. To reflect the inherent value of these future profit streams, the directors publish supplementary value-based financial results. Prudential, together with other listed UK life insurers, is a signatory to the European CFO Forum’s EEV Principles. This supplementary information is provided on a EEV basis for the Group’s long-term business, including asset management operations and service companies that support the long-term businesses. These results are combined with the IFRS basis results of the Group’s other businesses and are set out on pages 36 to 38.

The EEV basis of financial reporting is based on conventional accounting principles and recognises profit as it accrues over the life of an insurance contract. Although total profit from each contract calculated under this method is the same as under the IFRS basis of reporting, the timing of profit recognition is advanced.

The EEV basis can be illustrated by considering an individual contract. Using prudent best estimate assumptions of the main elements of future income and expenditure – investment return, claims, lapses, surrenders and administration expenses – the total profit expected to be earned from the contract can be estimated at the time of its sale. The total profit expected to be earned is then allocated to individual financial years by application of a discount rate, which allows for both the time value of money and the risk associated with the future shareholder cash flows.

Provided that the actual outcome is in line with the original assumptions, profits will be earned in each accounting period as the discount rate unwinds. The balance of profit not allocated to future years is recognised in the year of sale and is known as the profit from new business. The unwind of the discount rate and variances between actual and assumed experience during the remainder of the contract period produce the profit on business in force.

The EEV basis is designed to report profit which reflects business performance during the year under review, particularly new business sales and fluctuations between actual and assumed experience.

The Group EEV results also incorporate the effect of the discretionary change to the basis of determining longer-term investment returns included in operating profits and IFRS changes for pension scheme accounting as described above.

The additional profit recognised using the EEV profits basis is represented by the shareholders’ accrued interest in the long-term business and, when combined with shareholders’ funds reported on the IFRS basis, provides an improved measure of total shareholders’ funds of the Group.

The use of the EEV basis does not alter either the cash surpluses which are released to shareholders’ funds from the long-term funds, which continue to be determined by the directors following statutory actuarial valuations of the funds, or amounts available for dividend payments for shareholders.

Previously, the Group has reported supplementary information on the achieved profits basis. The adoption of the EEV basis reporting in place of achieved profits basis reporting, reflects developments through the CFO Forum to achieve a better level of consistency, an improved embedded value methodology, and is applied by the major European insurance companies in their financial reporting.

The main impact of the change from the achieved profits basis to the EEV basis on the results arises from the effects of changes to the assumed level of locked-in capital allocated to each business, the adoption of product specific risk discount rates, and an explicit valuation of the time value of options and guarantees. The EEV results also include the value of future profits from fund management and service operations that support the long-term business. In most other respects the approach that Prudential used for its achieved profits reporting conformed to the requirements of the EEV Principles.

On the EEV basis, the shareholders’ interest in the Group’s long-term businesses comprises:

• The present value of future shareholder cash flows from in-force covered business (value of in-force business), less a deduction for the cost of locked-in (encumbered) capital;

• the locked-in (encumbered) capital; and

• shareholders’ net worth in excess of encumbered capital.

A full stochastic valuation has been undertaken to determine the value of in-force business including the cost of capital. A deterministic valuation of the in-force business is also derived using consistent assumptions and the time value of the financial options and guarantees is derived as the difference between the two.

Shareholder information

Analysis of registered shareholder accounts

31 December 2005

			Number of	% of total number of		% of total
Size of shareholding			shareholder accounts	shareholder accounts	Number of shares	number of shares
Over 10,000,000			38	0.06	1,092,974,292	45.79
1,000,001	–	10,000,000	298	0.49	880,631,705	36.91
500,001	–	1,000,000	168	0.28	122,477,919	5.13
100,001	–	500,000	558	0.92	126,994,111	5.32
10,001	–	100,000	2,748	4.51	68,857,844	2.88
5,001	–	10,000	3,917	6.43	27,277,710	1.14
1,001	–	5,000	24,431	40.08	54,419,578	2.28
1	–	1,000	28,784	47.23	13,151,107	0.55
Total			60,942	100	2,386,784,266	100

Financial calendar

Annual General Meeting	18 May 2006
Payment of 2005 final dividend	26 May 2006
Announcement of 2006 interim results	28 July 2006
Ex dividend date	16 August 2006
Record date	18 August 2006
Payment of 2006 interim dividend	27 October 2006

Shareholder enquiries

Lloyds TSB Registrars, The Causeway, Worthing,

West Sussex BN99 6DA

Tel: 0870 600 0190

Fax: 0870 600 3980

Textel: 0870 600 3950 (for hard of hearing)

Dividend mandates

Shareholders may find it convenient to have their dividends paid directly to their bank or building society account. If you wish to take advantage of this facility, please call Lloyds TSB Registrars on 0870 600 0190 and request a ‘Dividend Mandate’ form. Alternatively, you may download a form from www.prudential.co.uk/prudential-plc/investors/shareholder_services/forms

Scrip dividend alternative

The Company will be offering a scrip dividend alternative in respect of the final dividend of 11.02 pence per ordinary share for the year ended 31 December 2005. The number of new shares each shareholder who elects to take scrip will be entitled to receive is calculated by dividing the total cash dividend due on each holding of shares as at the record date (24 March 2006) by the reference price for each new ordinary share.

The reference price is calculated as the average of the middle market quotations for the Company’s shares as derived from the Daily Official List of the London Stock Exchange for the five business days which commenced on 22 March 2006. Further details of the scrip dividend alternative will be mailed to shareholders in early April 2006.

Annual Report

Any shareholder wishing to receive copies of the Group’s Annual Report in place of an Annual Review and Summary Financial Statement for all future years may do so by contacting Lloyds TSB Registrars in writing at the address above or by calling 0870 600 0190.

Electronic communications

Shareholders are encouraged to elect to receive shareholder documents electronically by registering with Shareview at www.shareview.co.uk This would save on printing and distribution costs, helping to conserve natural resources. If you do this, you will be sent an email notification to say when shareholder documents are available on our website and you will be provided with a link to that information. You will need your shareholder reference number which can be found on your share certificate or proxy form.

Share dealing services

The Company’s Registrars, Lloyds TSB Registrars, offer a postal dealing facility for buying and selling Prudential plc ordinary shares, telephone 0870 242 4244. They also offer a telephone and internet dealing service, Shareview, which provides a simple and convenient way of selling Prudential plc shares. For telephone sales call 0870 850 0852 between 8.30am and 4.30pm, Monday to Friday, and for internet sales log on to www.shareview.co.uk/dealing

ShareGift

Shareholders who only have a small number of shares whose value makes it uneconomic to sell them may wish to consider donating them to ShareGift (Registered Charity 1052686). The relevant share transfer form may be obtained from Lloyds TSB Registrars. Further information about ShareGift may be obtained on 020 7337 0501 or from www.ShareGift.org There are no implications for capital gains tax purposes (no gain or loss) on gifts of shares to charity and it is also possible to obtain income tax relief.

American Depositary Receipts (ADRs)

The Company’s ordinary shares are listed on the New York Stock Exchange in the form of American Depositary Shares, evidenced by ADRs and traded under the symbol PUK. Each American Depositary Share represents two ordinary shares. All enquiries regarding ADR holder accounts should be directed to JP Morgan, the authorised depositary bank, at JP Morgan Service Center,  P O Box 3408, South Hackensack, New Jersey 07606-3408, US, telephone 001 201 680 6630 or log on to www.adr.com

Form 20-F

The Company is subject to the reporting requirements of the Securities and Exchange Commission (SEC) in the US as such requirements apply to foreign companies and files its Form 20-F with the SEC. Copies of Form 20-F can be found on the Company’s website at www.prudential.co.uk or on the SEC’s website at www.sec.gov

Irish branch register

The Company operates a branch register for Irish shareholders. All enquiries regarding Irish branch register accounts should be directed to Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7. Telephone: 00 353 1 810 2400.

How to contact us

Prudential plc
Laurence Pountney Hill
London EC4R 0HH
Tel: +44 (0)20 7220 7588
www.prudential.co.uk

Sir David Clementi
Chairman

Mark Tucker
Group Chief Executive

Philip Broadley
Group Finance Director

Rebecca Burrows
Group Communications Director

Andrew Crossley
Group Chief Risk Officer

Peter Maynard
Group Legal Services Director & Company Secretary

Priscilla Vacassin
Group Human Resources Director

Prudential UK & Europe
3 Sheldon Square
London W2 6PR
Tel: +44 (0)20 7334 9000
www.pru.co.uk

Nick Prettejohn
Chief Executive

M&G
Laurence Pountney Hill
London EC4R 0HH
Tel: +44 (0)20 7626 4588
www.mandg.co.uk

Michael McLintock
Chief Executive

Egg
1 Waterhouse Square
138-142 Holborn
London EC1N 2NA
Tel: +44 (0)20 7526 2500
Fax: +44 (0)20 7526 2665
www.egg.com

Mark Nancarrow
Group Chief Executive

Jackson National Life
1 Corporate Way
Lansing
Michigan 48951
United States
Tel: +1 517 381 5500
www.jnl.com

Clark Manning
President & Chief Executive Officer

Prudential Corporation Asia
13th Floor
One International Finance Centre
1 Harbour View Street
Central
Hong Kong
Tel: +852 2918 6300
Fax: +852 2525 7522
www.prudentialcorporation-asia.com

Mark Norbom
Chief Executive

Analyst and investor enquiries
Tel: +44 (0)20 7548 3511
E-mail: investor.relations@prudential.co.uk

Media enquiries
Tel: +44 (0)20 7548 2007
E-mail: media.relations@prudential.co.uk

Prudential public limited company

Incorporated and registered in England and Wales

Registered office:

Laurence Pountney Hill

London EC4R 0HH

Registered number: 1397169

Prudential plc is a holding company, subsidiaries of which are authorised and regulated by the Financial Services Authority.

www.prudential.co.uk

Front cover photograph by Philip Ip (Hong Kong).

This review may contain certain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential’s control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential’s actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential’s forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this review or any other forward-looking statements it may make.

Prudential public limited company

Incorporated and registered in England and Wales

Registered office:

Laurence Pountney Hill
London EC4R 0HH

Registered number: 1397169

Prudential plc is a holding company, subsidiaries of which are authorised and regulated by the Financial Services Authority (FSA).

www.prudential.co.uk